Exhibit 99.1

Explanatory Note

This annual report serves to provide holders of MCE Finance Limited’s US$1,000,000,000 5.00% senior notes due 2021 (the “2013 Senior Notes”) with MCE Finance Limited’s audited financial statements, on a consolidated basis, in respect of the fiscal year ended December 31, 2013 together with related information, pursuant to the terms of the indenture, dated February 7, 2013, relating to the 2013 Senior Notes. MCE Finance Limited is a wholly owned subsidiary of Melco Crown Entertainment Limited.

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MCE Finance Limited

TABLE OF CONTENTS

For the Year Ended December 31, 2013

INTRODUCTION	1
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS	3
GLOSSARY	4
EXCHANGE RATE INFORMATION	7
SELECTED CONSOLIDATED FINANCIAL INFORMATION	8
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	9
BUSINESS	23
MANAGEMENT	33
RELATED PARTY TRANSACTIONS	35
DESCRIPTION OF OTHER MATERIAL INDEBTEDNESS	36
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS	F-1

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INTRODUCTION

In this annual report, unless otherwise indicated:

•	“2010 Senior Notes” refers to the Initial Notes and the Exchange Notes, collectively, which were fully redeemed on March 28, 2013;

•	“2011 Credit Facilities” refers to the credit facilities entered into pursuant to an amendment agreement dated June 22, 2011, as amended from time to time, between, among others, Melco Crown Macau, Deutsche Bank AG, Hong Kong Branch as agent and DB Trustees (Hong Kong) Limited as security agent, comprising a term loan facility and a revolving credit facility, for a total amount of HK$9.36 billion (equivalent to approximately US$1.2 billion), and which reduce and remove certain restrictions in the City of Dreams Project Facility;

•	“Altira Developments Limited” refers to our subsidiary, a Macau company through which we hold the land and building for Altira Macau;

•	“Altira Hotel Limited” refers to our subsidiary, a Macau company through which we currently operate the hotel and other non-gaming businesses at Altira Macau;

•	“Altira Macau” refers to an integrated casino and hotel development that caters to Asian rolling chip customers, which opened in May 2007 and is owned by Altira Developments Limited;

•	“China” and “PRC” refer to the People’s Republic of China, excluding Hong Kong, Macau and Taiwan from a geographical point of view;

•	“City of Dreams” refers to a casino, hotel, retail and entertainment integrated resort located on two adjacent pieces of land in Cotai, Macau, which opened in June 2009, and currently features casino areas and three luxury hotels, including a collection of retail brands, a wet stage performance theater and other entertainment venues, and owned by Melco Crown (COD) Developments Limited;

•	“City of Dreams Project Facility” refers to the project facility dated September 5, 2007 entered into between, amongst others, Melco Crown Macau as borrower and certain other subsidiaries as guarantors, for a total sum of US$1.75 billion for the purposes of financing, among other things, certain project costs of City of Dreams, as amended and supplemented from time to time;

•	“Cotai” refers to an area of reclaimed land located between the islands of Taipa and Coloane in Macau;

•	“Crown” refers to Crown Resorts Limited (formerly known as Crown Limited), an Australian-listed corporation, which completed its acquisition of the gaming businesses and investments of PBL, now known as Consolidated Media Holdings Limited, on December 12, 2007;

•	“DICJ” refers to the Direcção de Inspecção e Coordenação de Jogos (the Gaming Inspection and Coordination Bureau), a department of the Public Administration of Macau;

•	“Exchange Notes” refers to approximately 99.96% of the Initial Notes which were, on December 27, 2010, exchanged for 10.25% senior notes due 2018, registered under the Securities Act of 1933;

•	“Greater China” refers to mainland China, Hong Kong and Macau, collectively;

•	“HK$” and “H.K. dollars” refer to the legal currency of Hong Kong;

•	“HKSE” refers to The Stock Exchange of Hong Kong Limited;

•	“Hong Kong” refers to the Hong Kong Special Administrative Region of the PRC;

•	“Initial Notes” refers to the US$600 million aggregate principal amount of 10.25% senior notes due 2018 issued by our company on May 17, 2010 and fully redeemed on March 28, 2013;

•	“Macau” and “Macau SAR” refer to our subsidiary, a Macau Special Administrative Region of the PRC;

•	“MCE Finance” refers to MCE Finance Limited, a Cayman Islands exempted company with limited liability, a wholly owned subsidiary of the Parent;

•	“Melco” refers to Melco International Development Limited, a Hong Kong listed company;

•	“Melco Crown (COD) Developments Limited” refers to our subsidiary, a Macau company through which we hold the land and buildings for City of Dreams;

•	“Melco Crown Macau” refers to our subsidiary, Melco Crown (Macau) Limited (formerly known as “Melco Crown Gaming (Macau) Limited” or “Melco PBL Gaming (Macau) Limited”), a Macau company and the holder of our gaming subconcession;

•	“Mocha Clubs” collectively refers to clubs with gaming machines, the first of which opened in September 2003, and are now the largest non-casino based operations of electronic gaming machines in Macau, and operated by Melco Crown Macau;

•	“our subconcession” and “our gaming subconcession” refer to the Macau gaming subconcession held by Melco Crown Macau;

•	“Parent” refers to Melco Crown Entertainment Limited, a Cayman Islands exempted company with limited liability;

•	“Patacas” and “MOP” refer to the legal currency of Macau;

•	“PBL” refers to Publishing and Broadcasting Limited, an Australian listed corporation that is now known as Consolidated Media Holdings Limited;

•	“SBGF Agreement” refers to the subconcession bank guarantee request letter, dated September 1, 2006, issued by Melco Crown Macau and the bank guarantee number 269/2006, dated September 6, 2006, extended by Banco Nacional Ultramarino, S.A. in favor of the government of the Macau SAR at the request of Melco Crown Macau, including any related notes, guarantees, collateral documents, instruments and agreements executed in connection thereto;

•	“US$” and “U.S. dollars” refer to the legal currency of the United States;

•	“U.S. GAAP” refers to the accounting principles generally accepted in the United States; and

•	“we”, “us”, “our company” and “our” refer to MCE Finance Limited and, as the context requires, its predecessor entities and its consolidated subsidiaries.

This annual report includes our audited consolidated financial statements for the years ended December 31, 2013 and 2012 and as of December 31, 2013 and 2012.

Any discrepancies in any table between totals and sums of amounts listed therein are due to rounding. Accordingly, figures shown as totals in certain tables may not be an arithmetic aggregation of the figures preceding them.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements that relate to future events, including our future operating results and conditions, our prospects and our future financial performance and condition, all of which are largely based on our current expectations and projections. Known and unknown risks, uncertainties and other factors may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by the forward-looking statements. Moreover, because we operate in a heavily regulated and evolving industry, may become highly leveraged, and operate in Macau, a market that has recently experienced extremely rapid growth and intense competition, new risk factors may emerge from time to time. It is not possible for our management to predict all risk factors, nor can we assess the impact of these factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those expressed or implied in any forward-looking statement. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. These factors include, but are not limited to, (i) growth of the gaming market and visitation in Macau, (ii) capital and credit market volatility, (iii) local and global economic conditions, (iv) our anticipated growth strategies, and (v) our future business development, results of operations and financial condition. In some cases, forward-looking statements can be identified by words or phrases such as “may”, “will”, “expect”, “anticipate”, “target”, “aim”, “estimate”, “intend”, “plan”, “believe”, “potential”, “continue”, “is/are likely to” or other similar expressions.

The forward-looking statements made in this annual report relate only to events or information as of the date on which the statements are made in this annual report. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this annual report with the understanding that our actual future results may be materially different from what we expect.

GLOSSARY

“average daily rate” or “ADR”	calculated by dividing total room revenues (less service charges, if any) by total rooms occupied, i.e., average price of occupied rooms per day

“cage”	a secure room within a casino with a facility that allows patrons to exchange cash for chips required to participate in gaming activities, or to exchange chips for cash

“chip”	round token that is used on casino gaming tables in lieu of cash

“concession”	a government grant for the operation of games of fortune and chance in casinos in Macau under an administrative contract pursuant to which a concessionaire, or the entity holding the concession, is authorized to operate games of fortune and chance in casinos in Macau

“dealer”	a casino employee who takes and pays out wagers or otherwise oversees a gaming table

“drop”	the amount of cash to purchase gaming chips and promotional vouchers that are deposited in a gaming table’s drop box, plus gaming chips purchased at the casino cage

“drop box”	a box or container that serves as a repository for cash, chips, chip purchase vouchers, credit markers and forms used to record movements in the chip inventory on each table game

“electronic table games”	electronic multiple-player gaming machine

“gaming machine”	slot machine and/or electronic table games

“gaming machine handle”	the total amount wagered in gaming machines

“gaming machine win rate”	gaming machine win expressed as a percentage of gaming machine handle

“gaming promoter”	an individual or corporate entity who, for the purpose of promoting rolling chip and other gaming activities, arranges customer transportation and accommodation, provides credit in its sole discretion if authorized by a gaming operator, and arranges food and beverage services and entertainment in exchange for commissions or other compensation from a gaming operator

“integrated resort”	a resort which provides customers with a combination of hotel accommodations, casinos or gaming areas, retail and dining facilities, MICE space, entertainment venues and spas

“junket player”	a player sourced by gaming promoters to play in the VIP gaming rooms or areas

“marker”	evidence of indebtedness by a player to the casino or gaming operator

“mass market patron”	a customer who plays in the mass market segment

“mass market segment”	consists of both table games and gaming machines played on public mass gaming floors by mass market patrons for cash stakes that are typically lower than those in the rolling chip segment

“mass market table games drop”	the amount of table games drop in the mass market table games segment

“mass market table games hold percentage”	mass market table games win as a percentage of mass market table games drop

“mass market table games segment”	the mass market segment consisting of mass market patrons who play table games

“MICE”	Meetings, Incentives, Conventions and Exhibitions, an acronym commonly used to refer to tourism involving large groups brought together for an event or specific purpose

“net rolling”	net turnover in a non-negotiable chip game

“non-negotiable chip”	promotional casino chip that is not to be exchanged for cash

“non-rolling chip”	chip that can be exchanged for cash, used by mass market patrons to make wagers

“occupancy rate”	the average percentage of available hotel rooms occupied during a period

“premium direct player”	a rolling chip player who is a direct customer of the concessionaires or subconcessionaires and is attracted to the casino through direct marketing efforts and relationships with the gaming operator

“progressive jackpot”	a jackpot for a gaming machine or table game where the value of the jackpot increases as wagers are made; multiple gaming machines or table games may be linked together to establish one progressive jackpot

“revenue per available room” or “REVPAR”	calculated by dividing total room revenues (less service charges, if any) by total rooms available, thereby representing a combination of hotel average daily room rates and occupancy

“rolling chip”	non-negotiable chip primarily used by rolling chip patrons to make wagers

“rolling chip patron”	a player who is primarily a VIP player and typically receives various forms of complimentary services from the gaming promoters or concessionaires or subconcessionaires

“rolling chip segment”	consists of table games played in private VIP gaming rooms or areas by rolling chip patrons who are either premium direct players or junket players

“rolling chip volume”	the amount of non-negotiable chips wagered and lost by the rolling chip market segment

“rolling chip win rate”	rolling chip table games win (calculated before discounts and commissions) as a percentage of rolling chip volume

“slot machine”	traditional slot or electronic gaming machine operated by a single player

“subconcession”	an agreement for the operation of games of fortune and chance in casinos between the entity holding the concession, or the concessionaire, a subconcessionaire and the Macau government, pursuant to which the subconcessionaire is authorized to operate games of fortune and chance in casinos in Macau

“table games win”	the amount of wagers won net of wagers lost on gaming tables that is retained and recorded as casino revenues

“VIP gaming room”	gaming rooms or areas that have restricted access to rolling chip patrons and typically offer more personalized service than the general mass market gaming areas

“wet stage performance theater”	the approximately 2,000-seat theater specifically designed to stage The House of Dancing Water show

EXCHANGE RATE INFORMATION

Although we will have certain expenses and revenues denominated in Patacas, our revenues and expenses will be denominated predominantly in H.K. dollars and in connection with a portion of our indebtedness and certain expenses, U.S. dollars. Unless otherwise noted, all translations from H.K. dollars to U.S. dollars and from U.S. dollars to H.K. dollars in this annual report were made at a rate of HK$7.78 to US$1.00.

The H.K. dollar is freely convertible into other currencies (including the U.S. dollar). Since October 17, 1983, the H.K. dollar has been officially linked to the U.S. dollar at the rate of HK$7.80 to US$1.00. The market exchange rate has not deviated materially from the level of HK$7.80 to US$1.00 since the peg was first established. However, in May 2005, the Hong Kong Monetary Authority broadened the trading band from the original rate of HK$7.80 per U.S. dollar to a rate range of HK$7.75 to HK$7.85 per U.S. dollar. The Hong Kong government has stated its intention to maintain the link at that rate, and it, acting through the Hong Kong Monetary Authority, has a number of means by which it may act to maintain exchange rate stability. However, no assurance can be given that the Hong Kong government will maintain the link at HK$7.75 to HK$7.85 per U.S. dollar or at all.

The noon buying rate on December 31, 2013 in New York City for cable transfers in H.K. dollar per U.S. dollar, as certified for customs purposes by the H.10 weekly statistical release of the Federal Reserve Board of the United States, or the Federal Reserve Board, was HK$7.7539 to US$1.00. On April 3, 2014, the noon buying rate was HK$7.7568 to US$1.00. We make no representation that any H.K. dollar or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or H.K. dollars, as the case may be, at any particular rate or at all.

The Pataca is pegged to the H.K. dollar at a rate of HK$1.00 = MOP1.03. All translations from Patacas to U.S. dollars in this annual report were made at the exchange rate of MOP8.0134 = US$1.00. The Federal Reserve Board does not certify for customs purposes a noon buying rate for cable transfers in Patacas.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

The following selected historical consolidated statements of operations data for the years ended December 31, 2013 and 2012, and the selected historical consolidated balance sheets data as of December 31, 2013 and 2012 have been derived from our audited consolidated financial statements included elsewhere in this annual report. These consolidated financial statements have been prepared and presented in accordance with U.S. GAAP. You should read this section in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and those consolidated financial statements and notes to those statements included elsewhere in the annual report.

	Year ended December 31,
	2013	2012
	(In thousands of US$)
Consolidated Statements of Operations Data:
Net revenues	$5,105,953	$4,095,647
Total operating costs and expenses	$(4,166,001)	$(3,525,647)
Operating income	$939,952	$570,000
Net income	$795,823	$481,857

	As of December 31,
	2013	2012
	(In thousands of US$)
Consolidated Balance Sheets Data:
Cash and cash equivalents	$1,164,682	$1,516,952
Bank deposits with original maturity over three months	$587,094	$—
Total assets	$5,819,423	$5,621,441
Total current liabilities	$1,072,269	$866,618
Total debts(1)	$1,680,301	$1,614,496
Total liabilities	$2,523,525	$3,121,366
Total equity	$3,295,898	$2,500,075

(1)	Total debts include current and non-current portion of long-term debt and other long-term liabilities.

The following table sets forth our consolidated statements of cash flows for the years indicated:

	Year ended December 31,
	2013	2012
	(In thousands of US$)
Net cash provided by operating activities	$1,283,549	$871,195
Net cash used in investing activities	$(1,572,915)	$(344,558)
Net cash used in financing activities	$(62,904)	$(23,718)

Net (decrease) increase in cash and cash equivalents	$(352,270)	$502,919
Cash and cash equivalents at beginning of year	$1,516,952	$1,014,033

Cash and cash equivalents at end of year	$1,164,682	$1,516,952

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in connection with “Selected Consolidated Financial Information” and our consolidated financial statements, including the notes thereto, included elsewhere in this annual report. Certain statements in this “Management’s Discussion and Analysis of Financial Condition and Results of Operations” are forward-looking statements.

Overview

We are a developer, owner and operator of casino gaming and entertainment resort facilities. Our subsidiary Melco Crown Macau is one of six companies licensed through concessions or subconcessions, to operate casinos in Macau.

We currently have two major casino based operations, namely, City of Dreams and Altira Macau, and non-casino based operations at our Mocha Clubs. We are also developing the iconic fifth hotel tower at City of Dreams in Cotai, Macau, which are expected to open in early 2017. Our current and future Macau operations are designed to cater to a broad spectrum of gaming patrons, from high-stakes rolling chip gaming patrons to gaming patrons seeking a broader entertainment experience. We currently own and operate two “Forbes Five Star” hotels in Macau: Altira Macau and the Crown Towers hotel. We seek to attract patrons throughout Asia and, in particular, from Greater China.

Our current operating facilities are focused on the Macau gaming market, which we believe will continue to be one of the largest gaming destinations in the world. In 2013, Macau generated approximately US$45.0 billion of gaming revenues, according to the DICJ, representing an 18.6% increase from the comparable period of 2012. In addition, Macau is currently the only market in Greater China, and one of only several in Asia, to offer legalized casino gaming.

City of Dreams

City of Dreams, as of December 31, 2013, featured a casino area of approximately 448,000 square feet with a total of approximately 480 gaming tables and approximately 1,400 gaming machines, approximately 1,400 hotel rooms and suites, over 20 restaurants and bars, approximately 70 retail outlets, a wet stage performance theater, audio visual multimedia experience, recreation and leisure facilities, including health and fitness clubs, three swimming pools, spas and salons and banquet and meeting facilities. A wet stage performance theater with approximately 2,000 seats features The House of Dancing Water show produced by Franco Dragone. The Club Cubic nightclub features approximately 26,200 square feet of live entertainment space. City of Dreams targets premium market and rolling chip players from regional markets across Asia.

We are moving forward with the development of the fifth hotel tower at City of Dreams, which according to our current development schedule is anticipated to open in early 2017, helping us extend our leading position at the premium end of the market.

Before we commenced our new development of the fifth hotel tower at City of Dreams, we have considered various aspects and requirements, including, among others, Macau government approval, general market conditions, other business opportunities and the availability of additional financing. For the years ended December 31, 2013 and 2012, net revenues generated from City of Dreams amounted to US$3,862.5 million and US$2,924.8 million representing 75.6% and 71.4% of our total net revenues, respectively.

Altira Macau

Altira Macau, as of December 31, 2013, featured a casino area of approximately 173,000 square feet with a total of approximately 140 gaming tables, approximately 230 hotel rooms, several fine dining and casual restaurants and recreation and leisure facilities. Altira Macau is designed to provide a casino and hotel experience that caters to Asian rolling chip players sourced primarily through gaming promoters. For the years ended December 31, 2013 and 2012, net revenues generated from Altira Macau amounted to US$1,034.4 million and US$967.5 million representing 20.3% and 23.6% of our total net revenues, respectively.

Mocha Clubs

As of December 31, 2013, we operated eight Mocha Clubs with a total of 1,369 gaming machines in operation. Mocha Clubs focus primarily on general mass market players, including day-trip customers, outside the conventional casino setting. For the years ended December 31, 2013 and 2012, net revenues generated from Mocha Clubs amounted to US$148.7 million and US$143.3 million representing 2.9% and 3.5% of our total net revenues, respectively. The source of revenues was substantially all from gaming machines. For the years ended December 31, 2013 and 2012, gaming machine revenues represented 98.8% and 98.0% of net revenues generated from Mocha Clubs, respectively.

Summary of Financial Results

For the year ended December 31, 2013, our total net revenues were US$5.11 billion, an increase of 24.7% from US$4.10 billion of net revenues for the year ended December 31, 2012. Net income for the year ended December 31, 2013 was US$795.8 million, as compared to US$481.9 million for the year ended December 31, 2012. Our improvement in profitability was attributable to substantially improved group-wide mass table games and rolling chip revenues.

The following summarizes the results of our operations:

	Year ended December 31,
	2013	2012
	(In thousands of US$)
Net revenues	$5,105,953	$4,095,647
Total operating costs and expenses	$(4,166,001)	$(3,525,647)
Operating income	$939,952	$570,000
Net income	$795,823	$481,857

Factors Affecting Our Current and Future Results

Our results of operations are and will be affected most significantly by:

•	The growth of the gaming and leisure market in Macau, which is facilitated by a number of key drivers and initiatives including, among others, favorable population demographics and economic growth in major Asian tourism markets, substantial private capital investment in Macau, particularly in developing diversified destination resort properties, and the commitment and support of the PRC central and Macau governments to improve and develop infrastructure both within, and connecting to, Macau;

•	The current economic and operating environment, including the impact of global and local economic conditions, changes in capital market conditions; and the impact of visa and other regulatory policies of the PRC central and Macau governments;

•	The competitive landscape in Macau, which is expected to evolve as more gaming and non-gaming facilities are developed in Macau, including the expected new supply of integrated resorts in the Cotai region of Macau, as well as the impact of recent or future expansion of gaming markets throughout Asia;

•	The different mix of table and machine games at our casinos, such as the mix between rolling chip and mass market table game segments, and customer playing habits; as well as changes in the mix of rolling chip business sourced through gaming promoters or via our direct VIP relationships;

•	Our relationships with gaming promoters, which contribute a significant portion of our casino revenues, expose us to credit risk (given the majority of these gaming promoters are provided with credit as part of the ordinary course of business) and to any change in the gaming promoter commission environment in Macau. For the years ended December 31, 2013 and 2012, approximately 49.8% and 53.4% of our casino revenues were derived from customers sourced through our rolling chip gaming promoters, respectively. For the year ended December 31, 2013, our top five customers and the largest customer were gaming promoters and accounted for approximately 20.7% and 6.3% of our casino revenues, respectively. We believe we have good relationships with our gaming promoters. Commissions paid to our rolling chip gaming promoters (net of amounts indirectly rebated to customers) amounted to US$391.9 million and US$308.6 million for the years ended December 31, 2013 and 2012, respectively;

•	Our 2011 Credit Facilities, which expose us to interest rate risk, as discussed under “—Quantitative and Qualitative Disclosures About Market Risk—Interest Rate Risk”; and

•	The currency of our operations, our indebtedness and presentation of our financial statements, which expose us to foreign exchange rate risk, as discussed under “—Quantitative and Qualitative Disclosures About Market Risk—Foreign Exchange Risk”.

Our historical financial results may not be characteristic of our potential future results as we continue to expand and refine our service offerings at our properties and develop and open new properties.

Key Performance Indicators (KPIs)

We use the following KPIs to evaluate our casino operations, including table games and gaming machines:

•	Rolling chip volume: the amount of non-negotiable chips wagered and lost by the rolling chip market segment.

•	Rolling chip win rate: rolling chip table games win (calculated before discounts and commissions) as a percentage of rolling chip volume.

•	Mass market table games drop: the amount of table games drop in the mass market table games segment.

•	Mass market table games hold percentage: mass market table games win as a percentage of mass market table games drop.

•	Table games win: the amount of wagers won net of wagers lost on gaming tables that is retained and recorded as casino revenues.

•	Gaming machine handle: the total amount wagered in gaming machines.

•	Gaming machine win rate: gaming machine win expressed as a percentage of gaming machine handle.

In the rolling chip market segment, customers purchase identifiable chips known as non-negotiable chips, or rolling chips, from the casino cage, and there is no deposit into a gaming table’s drop box of rolling chips purchased from the cage. Rolling chip volume and mass market table games drop are not equivalent. Rolling chip volume is a measure of amounts wagered and lost. Mass market table games drop measures buy in. Rolling chip volume is generally substantially higher than mass market table games drop. As these volumes are the denominator used in calculating win rate or hold percentage, with the same use of gaming win as the numerator, the win rate is generally lower in the rolling chip market segment than the hold percentage in the mass market table games segment.

Our combined expected rolling chip win rate (calculated before discounts and commissions) across our properties is in the range of 2.7% to 3.0%.

We use the following KPIs to evaluate our hotel operations:

•	Average daily rate: calculated by dividing total room revenues (less service charges, if any) by total rooms occupied, i.e., average price of occupied rooms per day.

•	Occupancy rate: the average percentage of available hotel rooms occupied during a period.

•	Revenue per available room, or REVPAR: calculated by dividing total room revenues (less service charges, if any) by total rooms available, thereby representing a combination of hotel average daily room rates and occupancy.

Complimentary rooms, for which rates are set at a discount from standard walk-in rates, are included in the calculation of the above room-related KPIs. As not all available rooms are occupied, average daily room rates are normally higher than revenue per available room.

Critical Accounting Policies and Estimates

Management’s discussion and analysis of our results of operations and liquidity and capital resources are based on our consolidated financial statements. Our consolidated financial statements were prepared in conformity with U.S. GAAP. Certain of our accounting policies require that management apply significant judgment in defining the appropriate assumptions integral to financial estimates. On an ongoing basis, management evaluates those estimates and judgments are made based on information obtained from our historical experience, terms of existing contracts, industry trends and outside sources, that are currently available to us, and on various other assumptions that management believes to be reasonable and appropriate in the circumstances. However, by their nature, judgments are subject to an inherent degree of uncertainty, and therefore actual results could differ from our estimates. We believe that the critical accounting policies discussed below affect our more significant judgments and estimates used in the preparation of our consolidated financial statements.

Property and Equipment and Other Long-lived Assets

During the development and construction stage of our casino gaming and entertainment resort facilities, direct and incremental costs related to the design and construction, including costs under the construction contracts, duties and tariffs, equipment installation, shipping costs, payroll and payroll-benefit related costs, depreciation of plant and equipment used, applicable portions of interest and amortization of deferred financing costs, are capitalized in property and equipment. The capitalization of such costs begins when the construction and development of a project starts and ceases once the construction is substantially completed or development activity is suspended for more than a brief period. Pre-opening costs, consisting of marketing and other expenses related to our new or start-up operations are expensed as incurred.

Depreciation and amortization expense related to capitalized construction costs and other property and equipment is recognized from the time each asset is placed in service. This may occur at different stages as casino gaming and entertainment resort facilities are completed and opened.

Property and equipment and other long-lived assets with a finite useful life are depreciated and amortized on a straight-line basis over the asset’s estimated useful life. The estimated useful lives are based on factors including the nature of the assets, its relationship to other assets, our operating plans and anticipated use and other economic and legal factors that impose limits. The remaining estimated useful lives of assets are periodically reviewed, including when changes in our business and the operating environment could result in a change in our use of those assets.

Our land use rights in Macau under the land concession contracts for Altira Macau and City of Dreams are being amortized over the estimated lease term of the land on a straight-line basis. The expiry dates of the leases of the land use rights of Altira Macau and City of Dreams are March 2031 and August 2033, respectively. The maximum useful life of assets at Altira Macau and City of Dreams is therefore deemed to be the remaining life of the land concession contract. The amortization of land use rights is recognized from the date construction commences.

We will evaluate whether the term of the land concession contract is to be extended when it is probable that definitive registration will be obtained prior to the end of the land grant term.

Costs of repairs and maintenance are charged to expense when incurred. The cost and accumulated depreciation of property and equipment retired or otherwise disposed of are eliminated from the respective accounts and any resulting gain or loss is included in operating income or loss.

Our total capital expenditures for the years ended December 31, 2013 and 2012 were US$109.2 million and US$113.1 million, respectively, were primarily related to the enhancements to our integrated resort offerings of our properties. Refer to note 19 to the consolidated financial statements included elsewhere in this annual report for further details of these capital expenditures.

We also evaluate the recoverability of our property and equipment and other long-lived assets with finite lives whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of the carrying value of those assets to be held and used is measured by first grouping our long-lived assets into asset groups and, secondly, estimating the undiscounted future cash flows that are directly associated with and expected to arise from the use of and eventual disposition of such asset group. We define an asset group as the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities and estimate the undiscounted cash flows over the remaining useful life of the primary asset within the asset group. If the carrying value of the asset group exceeds the estimated undiscounted cash flows, we record an impairment loss to the extent the carrying value of the long-lived asset exceeds its fair value with fair value typically based on a discounted cash flow model. If an asset is still under development, future cash flows include remaining construction costs. All recognized impairment losses, whether for assets to be disposed of or assets to be held and used, are recorded as operating expenses.

No impairment loss was recognized during the years ended December 31, 2013 and 2012.

Goodwill and Purchased Intangible Assets

We review the carrying value of goodwill and purchased intangible assets with indefinite useful lives, representing the trademarks of Mocha Clubs, that arose from the acquisition of Mocha Slot Group Limited and its subsidiaries by our company in 2006, for impairment at least on an annual basis or whenever events or changes in circumstances indicate that the carrying value may not be recoverable. To assess potential impairment of goodwill, we perform an assessment of the carrying value of our reporting units at least on an annual basis or when events and changes in circumstances occur that would more likely than not reduce the fair value of our reporting units below their carrying value. If the carrying value of a reporting unit exceeds its fair value, we would perform the second step in our assessment process and record an impairment loss to earnings to the extent the carrying amount of the reporting unit’s goodwill exceeds its implied fair value. We estimate the fair value of our reporting units through internal analysis and external valuations, which utilize income and market valuation approaches through the application of capitalized earnings, discounted cash flow and market comparable methods. These valuation techniques are based on a number of estimates and assumptions, including the projected future operating results of the reporting unit, discount rates, long-term growth rates and market comparables.

A detailed evaluation was performed as of December 31, 2013 and 2012 and each computed fair value of our reporting unit was significantly in excess of the carrying amount, respectively. As a result of this evaluation, we determined that no impairment of goodwill existed as of December 31, 2013 and 2012.

Trademarks of Mocha Clubs are tested for impairment at least annually or when events occur or circumstances change that would more likely than not reduce their estimated fair value below their carrying value using the relief-from-royalty method and we determined that no impairment of trademarks existed as of December 31, 2013 and 2012. Under this method, we estimate the fair value of the trademarks through internal and external valuations, mainly based on the incremental after-tax cash flow representing the royalties that we are relieved from paying given we are the owner of the trademarks. These valuation techniques are based on a number of estimates and assumptions, including the projected future revenues of the trademarks, calculated using an appropriate royalty rate, discount rate and long-term growth rates.

Revenue Recognition

We recognize revenue at the time persuasive evidence of an arrangement exists, the service is provided or the retail goods are sold, prices are fixed or determinable and collection is reasonably assured.

Casino revenues are measured by the aggregate net difference between gaming wins and losses less accruals for the anticipated payouts of progressive slot jackpots, with liabilities recognized for funds deposited by customers before gaming play occurs and for chips in the customers’ possession.

We follow the accounting standards on reporting revenue gross as a principal versus net as an agent, when accounting for the operations of the Taipa Square Casino and the Grand Hyatt Macau hotel. For the operations of Taipa Square Casino, given that we operate the casino under a right to use agreement with the owner of the casino premises and have full responsibility for the casino operations in accordance with our gaming subconcession, we are the principal and casino revenues are therefore recognized on a gross basis. For the operations of Grand Hyatt Macau hotel, we are the owner of the hotel property and Hyatt operates the hotel under a management agreement as hotel manager, providing management services to us, and we receive all rewards and take substantial risks associated with the hotel business. As such, we are the principal and the transactions of the hotel are therefore recognized on a gross basis.

Room revenues, food and beverage revenues, and entertainment, retail and other revenues are recognized when services are performed. Advance deposits on rooms and advance ticket sales are recorded as customer deposits until services are provided to the customer. Minimum operating and right to use fees, adjusted for contractual base fees and operating fee escalations, are included in entertainment, retail and other revenues and are recognized on a straight-line basis over the terms of the related agreement.

Revenues are recognized net of certain sales incentives which are required to be recorded as a reduction of revenue; consequently, our casino revenues are reduced by discounts, commissions (including commission rebated indirectly to rolling chip players) and points earned in customer loyalty programs, such as the player’s club loyalty program. We estimate commission rebated indirectly to rolling chip players based on our assessment of gaming promoters’ practice and current market conditions.

The retail value of rooms, food and beverage, entertainment, retail and other services furnished to guests without charge is included in gross revenues and then deducted as promotional allowances. The estimated cost of providing such promotional allowances is reclassified from rooms costs, food and beverage costs, and entertainment, retail and other services costs and is primarily included in casino expenses.

Accounts Receivable and Credit Risk

Financial instruments that potentially subject our company to concentrations of credit risk consist principally of casino receivables. We issue credit in the form of markers to approved casino customers following investigations of creditworthiness including our gaming promoters in Macau. Such accounts receivable can be offset against commissions payable and any other value items held by us to the respective customer and for which we intend to set off when required. For the years ended December 31, 2013 and 2012, approximately 49.8% and 53.4% of our casino revenues were derived from customers sourced through our rolling chip gaming promoters, respectively.

As of December 31, 2013 and 2012, a substantial portion of our markers were due from customers residing in foreign countries. Business or economic conditions, the legal enforceability of gaming debts, or other significant events in foreign countries could affect the collectability of receivables from customers and gaming promoters residing in these countries.

Accounts receivable, including casino, hotel, and other receivables, are typically non-interest bearing and are initially recorded at cost. Accounts are written off when management deems it is probable the receivable is uncollectible. Recoveries of accounts previously written off are recorded when received. An estimated allowance for doubtful debts is maintained to reduce our receivables to their carrying amounts, which approximate fair values. The allowance is estimated based on our specific review of customer accounts as well as management’s experience with collection trends in the casino industry and current economic and business conditions. For balances over a specified dollar amount, our review is based upon the age of the specific account balance, the customer’s financial condition, collection history and any other known information. At December 31, 2013, a 100 basis-point change in the estimated allowance for doubtful debts as a percentage of casino receivables would change the provision for doubtful debts by approximately US$4.2 million.

Income Tax

Deferred income taxes are recognized for all significant temporary differences between the tax basis of assets and liabilities and their reported amounts in the consolidated financial statements. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. The components of the deferred tax assets and liabilities are individually classified as current and non-current based on the characteristics of the underlying assets and liabilities. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities. As of December 31, 2013 and 2012, we recorded valuation allowances of US$66.4 million and US$61.7 million, respectively; as management does not believe that it is more likely than not that the deferred tax assets will be realized. Our assessment considers, among other matters, the nature, frequency and severity of current and cumulative losses, forecasts of future profitability, and the duration of statutory carry forward periods. To the extent that the financial results of our operations improve and it becomes more likely than not that the deferred tax assets are realizable, the valuation allowances will be reduced.

Derivative Instruments and Hedging Activities

We seek to manage market risk, including interest rate risk associated with variable rate borrowings, through balancing fixed-rate and variable-rate borrowings with the use of derivative financial instruments such as floating-for-fixed interest rate swap agreements. We account for derivative financial instruments in accordance with applicable accounting standards. All derivative instruments are recognized in the consolidated financial statements at fair value at the balance sheet date. Any changes in fair value are recorded in the consolidated statement of operations or in accumulated other comprehensive income, depending on whether the derivative is designated and qualifies for hedge accounting, the type of hedge transaction and the effectiveness of the hedge. The estimated fair values of our derivative instruments are based on a standard valuation model that projects future cash flows and discounts those future cash flows to a present value using market-based observable inputs such as interest rate yields.

Recent Changes in Accounting Standards

See note 2 to the consolidated financial statements included elsewhere in this annual report for discussion of recent accounting standards.

Results of Operations

Year Ended December 31, 2013 Compared to Year Ended December 31, 2012

Revenues

Our total net revenues for the year ended December 31, 2013 were US$5.11 billion, an increase of US$1.01 billion, or 24.7%, from US$4.10 billion for the year ended December 31, 2012. The increase in total net revenues was driven by substantially improved mass table games volumes and blended hold percentages, as well as increased volumes in the rolling chip and gaming machines segments.

Our total net revenues for the year ended December 31, 2013 comprised of US$4.94 billion of casino revenues, representing 96.8% of our total net revenues, and US$164.5 million of net non-casino revenues (total non-casino revenues after deduction of promotional allowances). Our total net revenues for the year ended December 31, 2012 comprised US$3.93 billion of casino revenues, representing 96.1% of our total net revenues, and US$160.9 million of net non-casino revenues.

Casino. Casino revenues for the year ended December 31, 2013 were US$4.94 billion, representing a US$1.01 billion, or 25.6%, increase from casino revenues of US$3.93 billion for the year ended December 31, 2012, primarily due to an increase in casino revenues at City of Dreams and Altira Macau of US$935.2 million, or 33.5%, and US$65.5 million, or 6.9%, respectively. This increase was primarily a result of increased rolling chip volume and mass market table games drop at both City of Dreams and Altira Macau, as well as an improved blended mass market table games hold percentage and rolling chip win rate. Our mass market table games revenues continue to improve reflecting the success of a range of gaming floor efficiency initiatives, improved casino visitation and casino marketing initiatives, together with a strong overall market growth environment in the segment.

Altira Macau. Altira Macau’s rolling chip volume for the year ended December 31, 2013 was US$44.9 billion, representing an increase of US$0.9 billion, or 2.2%, from US$44.0 billion for the year ended December 31, 2012. The rolling chip win rate (calculated before discounts and commissions) was 2.96% for the year ended December 31, 2013, within our expected level of 2.7% to 3.0%, and increased slightly from 2.89% for the year ended December 31, 2012. In the mass market table games segment, mass market table games drop was US$724.0 million for the year ended December 31, 2013, representing an increase of 20.4% from US$601.4 million for the year ended December 31, 2012. The mass market table games hold percentage was 15.4% for the year ended December 31, 2013, representing a decrease from 16.7% for the year ended December 31, 2012.

City of Dreams. City of Dreams’ rolling chip volume for the year ended December 31, 2013 of US$97.0 billion represented an increase of US$15.7 billion, or 19.3%, from US$81.3 billion for the year ended December 31, 2012. The rolling chip win rate (calculated before discounts and commissions) was 2.95% for the year ended December 31, 2013, in line with our expected range of 2.7% to 3.0%, and reflected a slight increase from 2.92% for the year ended December 31, 2012. In the mass market table games segment, mass market table games drop was US$4.66 billion for the year ended December 31, 2013 which represented an increase of US$1.07 billion, or 30.0%, from US$3.59 billion for the year ended December 31, 2012. The mass market table games hold percentage was 34.6% in the year ended December 31, 2013, demonstrating a large increase from 29.1% for the year ended December 31, 2012. Average net win per gaming machine per day was US$361 for the year ended December 31, 2013, an increase of US$48, or 15.2%, from US$313 for the year ended December 31, 2012.

Mocha Clubs. Mocha Clubs’ average net win per gaming machine per day for the year ended December 31, 2013 was US$212, an increase of approximately US$26, or 13.9%, from US$186 for the year ended December 31, 2012.

Rooms. Room revenues for the year ended December 31, 2013 were US$128.9 million, representing a US$9.4 million, or 7.8%, increase from room revenues of US$119.5 million for the year ended December 31, 2012. The increase was primarily due to improved occupancy and the positive impact from the increase in average daily rate. Altira Macau’s average daily rate, occupancy rate and REVPAR were US$230, 99% and US$227, respectively, for the year ended December 31, 2013, as compared to US$221, 98% and US$216, respectively, for the year ended December 31, 2012. City of Dreams’ average daily rate, occupancy rate and REVPAR were US$189, 97% and US$183, respectively, for the year ended December 31, 2013, as compared to US$185, 93% and US$171, respectively, for the year ended December 31, 2012.

Food, beverage and others. Other non-casino revenues for the year ended December 31, 2013 included food and beverage revenues of US$80.8 million, and entertainment, retail and other revenues of US$119.2 million. Other non-casino revenues for the year ended December 31, 2012 included food and beverage revenues of US$74.4 million, and entertainment, retail and other revenues of US$104.6 million. The increase of US$21.0 million in food, beverage and other revenues from the year ended December 31, 2012 to the year ended December 31, 2013 was primarily due to higher business volumes during the year as well as the improved yield of rental income at City of Dreams.

Operating costs and expenses

Total operating costs and expenses were US$4.17 billion for the year ended December 31, 2013, representing an increase of US$640.4 million, or 18.2%, from US$3.53 billion for the year ended December 31, 2012. The increase in operating costs was primarily due to an increase in operating costs at City of Dreams and Altira Macau which were in line with the increased gaming volume and associated increase in revenues.

Casino. Casino expenses increased by US$618.4 million, or 21.8%, to US$3.45 billion for the year ended December 31, 2013 from US$2.83 billion for the year ended December 31, 2012 primarily due to additional gaming tax and other levies and commission expenses of US$531.0 million, as well as other operating costs, such as payroll and promotional expenses of US$87.4 million, which increased as a result of increased gaming volume and associated increase in revenues.

Rooms. Room expenses, which represent the costs in operating the hotel facilities at Altira Macau and City of Dreams, decreased by 14.9% to US$12.5 million for the year ended December 31, 2013 from US$14.7 million for the year ended December 31, 2012, primarily due to a higher level of complimentary hotel rooms offered to gaming customers for which the associated costs are included as casino expenses, partially offset by an increase in the operating costs as a result of increased occupancy.

Food, beverage and others. Food, beverage and others expenses were US$93.5 million and US$90.9 million for the years ended December 31, 2013 and 2012, respectively.

General and administrative. General and administrative expenses increased by US$28.6 million, or 11.9%, to US$268.1 million for the year ended December 31, 2013 from US$239.5 million for the year ended December 31, 2012, primarily due to an increase in payroll expenses, marketing and advertising expenses as well as professional fees to support continuing and expanding operations.

Pre-opening costs. Pre-opening costs were US$0.4 million for the year ended December 31, 2013 as compared to US$3.1 million for the year ended December 31, 2012. Such costs relate primarily to marketing and other expenses in connection with new or start-up operations. Pre-opening costs for the year ended December 31, 2013 primarily related to the new Taboo at Club Cubic in April 2013. The pre-opening costs for the year ended December 31, 2012 related to the opening of The Tasting Room, Signature Club Lounge and Jade Dragon at City of Dreams, and the introduction of Taboo at Club Cubic.

Amortization of gaming subconcession. Amortization of our gaming subconcession continued to be recognized on a straight-line basis at an annual rate of US$57.2 million for each of the years ended December 31, 2013 and 2012.

Amortization of land use rights. Amortization of land use rights expenses were at US$20.7 million and US$19.7 million for each of the years ended December 31, 2013 and 2012, respectively.

Depreciation and amortization. Depreciation and amortization expenses decreased by US$3.6 million, or 1.4%, to US$254.1 million for the year ended December 31, 2013 from US$257.7 million for the year ended December 31, 2012 primarily due to fully depreciated assets at City of Dreams and Altira Macau during the year ended December 31, 2013, offset in part by depreciation of assets progressively added to City of Dreams.

Property charges and others. Property charges and others generally include costs related to the remodeling and rebranding of a property which might include the retirement, disposal or write-off of assets. Property charges and others for the year ended December 31, 2013 were US$6.9 million, which primarily included a write-off of US$3.0 million for the final payment in relation to a service contract at City of Dreams and assets write-off of US$1.6 million as a result of the remodel of non-gaming attractions at City of Dreams. Property charges and others for the year ended December 31, 2012 were US$8.7 million, which mainly related to the write-off of US$4.4 million for excess payments in relation to a service contract at City of Dreams and US$2.4 million of costs incurred for implementing our streamlined management structure in February 2012.

Non-operating expenses, net

Net non-operating expenses consist of interest income, interest expenses, net of capitalized interest, amortization of deferred financing costs, loan commitment fees, foreign exchange (loss) gain, net, change in fair value of interest rate swap agreements, loss on extinguishment of debt and costs associated with debt modification.

Interest income was US$6.3 million for the year ended December 31, 2013, as compared to US$5.3 million for the year ended December 31, 2012. The increase is primarily driven by effective cash management and improvements in our operating cash flows as a result of the improvements in operating performance for the year ended December 31, 2013.

Interest expenses were US$65.7 million, net of capitalized interest of US$2.3 million for the year ended December 31, 2013 compared to US$85.1 million with no interest capitalization for the year ended December 31, 2012. The decrease in net interest expenses (net of interest capitalization) of US$19.4 million was primarily due to (i) lower interest charges of US$10.5 million upon our redemption of our 2010 Senior Notes by our issuance of the lower interest rate 2013 Senior Notes in March 2013; (ii) a lower interest charge of US$5.0 million as a result of the scheduled repayments of the term loan started from September 2013 and repayment of the drawn revolving credit facility both under 2011 Credit Facilities and (iii) higher interest capitalization of US$2.3 million, primarily associated with the development projects at City of Dreams.

Other finance costs for the year ended December 31, 2013 of US$17.9 million, included US$15.4 million of amortization of deferred financing costs and loan commitment fees of US$2.5 million. Other finance costs for the year ended December 31, 2012 of US$10.7 million included US$9.4 million of amortization of deferred financing costs and loan commitment fees of US$1.3 million. The increase in amortization of deferred financing costs compared to the year ended December 31, 2012 was primarily due to the recognition of amortized deferred financing costs incurred for the 2013 Senior Notes issued in February 2013, which were offset in part by the cessation of amortization of deferred financing costs relating to the 2010 Senior Notes upon our redemption.

Loss on extinguishment of debt for the year ended December 31, 2013 was US$50.3 million, which mainly represented a portion of the 2010 Senior Notes redemption fees and unamortized deferred financing costs that are not eligible for capitalization. There was no loss on extinguishment of debt for the year ended December 31, 2012. See note 10 to the consolidated financial statements included elsewhere in this annual report for more information.

Costs associated with debt modification for the year ended December 31, 2013 were US$10.5 million, which mainly represented a portion of underwriting fee, legal and professional fees incurred for refinancing 2010 Senior Notes with 2013 Senior Notes that are not eligible for capitalization. Cost associated with debt modification for the year ended December 31, 2012 were US$3.3 million, which were primarily attributable to a consent solicitation fee in relation to the 2010 Senior Notes in October 2012. See note 10 to the consolidated financial statements included elsewhere in this annual report for more information.

Income tax (expense) credit

Income tax expense for the year ended December 31, 2013 was primarily attributable to a lump sum tax payable in lieu of Macau Complementary Tax otherwise due by Melco Crown Macau’s shareholders for dividends distributable to them by Melco Crown Macau. The effective tax rate for the year ended December 31, 2013 was 0.7%, as compared to a negative rate of 0.1% for the year ended December 31, 2012. Such rates for the years ended December 31, 2013 and 2012 differ from the statutory Macau complementary tax rate of 12% primarily due to the effect of change in valuation allowance and expenses for which no income tax benefit is receivable for the years ended December 31, 2013 and 2012 and the effect of a tax holiday of US$125.7 million and US$88.5 million on the net income of our Macau gaming operations during the years ended December 31, 2013 and 2012, respectively, which is set to expire in 2016. Our management does not expect to realize a significant income tax benefit related to deferred tax assets generated by our Macau operations; however, to the extent that the financial results of our Macau operations improve and it becomes more likely than not that the deferred tax assets are realizable, we will be able to reduce the valuation allowance through earnings.

Net income

As a result of the foregoing, we had net income of US$795.8 million for the year ended December 31, 2013, compared to US$481.9 million for the year ended December 31, 2012.

Liquidity and Capital Resources

We have relied and intend to rely on our cash generated from our operations and our debt and equity financings to meet our financing needs and repay our indebtedness, as the case may be.

As of December 31, 2013, we held cash and cash equivalents and bank deposits with original maturity over three months of approximately US$1,164.7 million and US$587.1 million, respectively, and HK$3.12 billion (equivalent to approximately US$401.1 million) of the 2011 Credit Facilities remained available for future drawdown.

Cash Flows

The following table sets forth a summary of our cash flows for the years indicated:

	Year ended December 31,
	2013	2012
	(In thousands of US$)
Net cash provided by operating activities	$1,283,549	$871,195
Net cash used in investing activities	$(1,572,915)	$(344,558)
Net cash used in financing activities	$(62,904)	$(23,718)

Net (decrease) increase in cash and cash equivalents	$(352,270)	$502,919
Cash and cash equivalents at beginning of year	$1,516,952	$1,014,033

Cash and cash equivalents at end of year	$1,164,682	$1,516,952

Operating Activities

Operating cash flows are generally affected by changes in operating income and accounts receivable with VIP table games play and hotel operations conducted on a cash and credit basis and the remainder of the business including mass market table games play, gaming machine play, food and beverage, and entertainment are conducted primarily on a cash basis.

Net cash provided by operating activities was US$1,283.5 million for the year ended December 31, 2013, compared to US$871.2 million for the year ended December 31, 2012. The increase in net cash provided by operating activities was mainly attributable to strong growth in underlying operating performance as described in the foregoing section.

Investing Activities

Net cash used in investing activities was US$1,572.9 million for the year ended December 31, 2013, compared to net cash used in investing activities of US$344.6 million for the year ended December 31, 2012, primarily due to an advance to shareholder of US$860.6 million, bank deposits with original maturity over three months of US$587.1 million, capital expenditure payment of US$95.7 million, the land use rights payment of US$19.6 million and deposits for acquisition of property and equipment of US$8.2 million.

Our advance to shareholder amounted to US$860.6 million and US$225.4 million for the years ended December 31, 2013 and 2012, respectively.

Our total capital expenditure payments for the year ended December 31, 2013 were US$95.7 million, as compared to US$91.7 million for the year ended December 31, 2012. Such capital expenditures for both years were mainly associated with enhancements to our integrated resort offerings. We also paid US$17.1 million for the scheduled installment of City of Dreams’ land premium payments and US$2.5 million for the land use right payment for Altira Macau, during the year ended December 31, 2013, compared to US$16.0 million for the scheduled installment of City of Dreams’ land premium payment for the year ended December 31, 2012.

As of December 31, 2013, we have placed bank deposits of US$587.1 million with their original maturity over three months for a better yield.

Financing Activities

Net cash used in financing activities amounted to US$62.9 million for the year ended December 31, 2013, primarily due to (i) the early redemption of 2010 Senior Notes of US$600.0 million and the associated redemption costs of US$102.5 million; (ii) the repayment of the drawn revolving credit facility under 2011 Credit Facilities of US$212.5 million; (iii) the scheduled repayments of the term loan under 2011 Credit Facilities of US$128.4 million; and (iv) the payment of debt issuance costs associated with 2013 Senior Notes of US$19.6 million. These were offset in part by the proceeds of the issuance of 2013 Senior Notes of US$1.0 billion.

Net cash used in financing activities amounted to US$23.7 million for the year ended December 31, 2012, primarily from the net fund transfer to the Parent of US$8.6 million and the payment of consent solicitation fee for the 2010 Senior Notes of US$14.8 million.

Indebtedness

The following table presents a summary of our indebtedness as of December 31, 2013:

As of December 31,
2013
(in thousands of US$)
2013 Senior Notes	$1,000,000
2011 Credit Facilities	$673,883

$1,673,883

Major changes in our indebtedness during the year ended and subsequent to December 31, 2013 are summarized below.

In January 2013, we commenced a cash tender offer of the 2010 Senior Notes and repurchased approximately US$599.1 million aggregate principal amount of the 2010 Senior Notes. On March 28, 2013, we redeemed all of the remaining 2010 Senior Notes, following which, the 2010 Senior Notes were cancelled in late March 2013. No 2010 Senior Notes are currently outstanding. A portion of the proceeds from the 2013 Senior Notes offering was used for the cash tender offer and redemption of the 2010 Senior Notes. Prior to such cash tender offer and full redemption, our company had completed a consent solicitation process in connection with the 2010 Senior Notes in October 2012 and paid approximately US$15.0 million to the holders who had validly delivered the relevant consent.

On February 7, 2013, we issued US$1.0 billion aggregate principal amount of 2013 Senior Notes with an interest rate of 5.00% per annum and the maturity date of February 15, 2021. 2013 Senior Notes were priced at par and listed on the Official List of the Singapore Exchange Security Trading Limited. The net proceeds were partly used to repurchase the 2010 Senior Notes in full.

In late March 2013, we repaid the drawn revolving credit facility under the 2011 Credit Facilities of HK$1.7 billion (equivalent to approximately US$212.5 million) in full.

During the year ended December 31, 2013, we repaid US$128.4 million for the scheduled repayments of the term loan under 2011 Credit Facilities.

The 2011 Credit Facilities contain change of control provisions, including in respect of our obligations relating to our control and/or ownership of certain of our subsidiaries and their assets. Under the terms of such credit facility agreement, the occurrence of certain change of control events, including a decline below certain thresholds in the aggregate direct or indirect shareholdings of Melco Crown Macau, MCE Finance or certain of its subsidiaries held by us and/or Melco and Crown or certain of our subsidiaries, and in the case of the decline of the shareholding of Melco Crown Macau, which is accompanied by a ratings decline, may result in an event of default and/or a requirement to prepay the 2011 Credit Facilities in full. Other applicable change of control events under the 2011 Credit Facilities include the Company ceasing to be publicly listed on certain designated stock exchanges or steps being taken in connection with the liquidation or dissolution of MCE Finance. The terms of the 2013 Senior Notes also contain change of control provisions whereby the occurrence of a relevant change of control event will require us to offer to repurchase the 2013 Senior Notes at a price equal to 101% of their principal amount, plus accrued and unpaid interest and, if any, additional amounts and other amount specified under the 2013 Senior Notes to the date of repurchase.

For further details of the above indebtedness, please refer to note 10 to the consolidated financial statements included elsewhere in this annual report, which includes information regarding the type of debt facilities used, the maturity profile of debt, the currency and interest rate structure, the charge on our assets and the nature and extent of any restrictions on our ability, and the ability of our subsidiaries, to transfer funds as cash dividends, loans or advances. Please also refer to “—Long Term Indebtedness and Contractual Obligations” for details of the maturity profile of debt and “—Quantitative and Qualitative Disclosures about Market Risk” for further understanding of our hedging of interest rate risk and foreign exchange risk exposure.

Other Financing and Liquidity Matters

We may obtain financing in the form of, among other things, equity or debt, including additional bank loans or high yield, mezzanine or other debt, or rely on our operating cash flow to fund the development of our projects. We are a growing company with significant financial needs. We expect to have significant capital expenditures in the future as we continue to develop our Macau properties, in particular, the fifth hotel tower at City of Dreams.

We have relied and intend in the future to rely on our operating cash flow and different forms of financing to meet our funding needs and repay our indebtedness, as the case may be.

The timing of any future debt and equity financing activities will be dependent on our funding needs, our development and construction schedule, the availability of funds on acceptable terms to us, and prevailing market conditions. We may carry out activities from time to time to strengthen our financial position and ability to better fund our business expansion. Such activities may include refinancing existing debt, monetizing assets, sale-and-leaseback transactions or other similar activities.

Our company is also moving forward with the development of the fifth hotel tower at City of Dreams, targeting to open in early 2017.

The development of the fifth hotel tower at City of Dreams may be subject to further financing and a number of other factors, many of which are beyond our control. Our investment plans are preliminary and subject to change based upon the execution of our business plan, the progress of our capital projections, market conditions and outlook on future business.

As of December 31, 2013, we had capital commitments contracted for but not provided mainly for the construction of the fifth hotel tower and acquisition of property and equipment for City of Dreams totaling US$46.6 million. In addition, we have contingent liabilities arising in the ordinary course of business. For further details for our commitments and contingencies, please refer to note 17 to the consolidated financial statements included elsewhere in this annual report.

Long Term Indebtedness and Contractual Obligations

Our total long-term indebtedness and other known contractual obligations are summarized below as of December 31, 2013.

	Payments Due by Period
	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
	(in millions of US$)

Long-term debt obligations(1):
2011 Credit Facilities	$256.7	$417.2	$—	$—	$673.9
2013 Senior Notes	$—	$—	$—	$1,000.0	$1,000.0
Fixed interest payments	$50.0	$100.0	$100.0	$106.3	$356.3
Variable interest payments(2)	$11.3	$7.6	$—	$—	$18.9
Operating lease obligations:
Operating leases, including Mocha Clubs locations	$10.8	$13.5	$10.2	$19.0	$53.5
Other contractual commitments:
Government annual land use fees(3)	$1.4	$2.8	$2.8	$20.3	$27.3
Fixed interest on land premium(3)	$0.4	$0.5	$—	$—	$0.9
Construction, plant and equipment acquisition commitments	$39.0	$7.6	$—	$—	$46.6
Gaming subconcession premium(4)	$22.2	$44.5	$44.5	$77.4	$188.6

Total contractual obligations	$391.8	$593.7	$157.5	$1,223.0	$2,366.0

(1)	See note 10 to the consolidated financial statements included elsewhere in this annual report for further details on these debt facilities.
(2)	Amounts for all periods represent our estimated future interest payments on our debt facilities based upon amounts outstanding and one-month Hong Kong Interbank Offered Rate (“HIBOR”) as at December 31, 2013 plus the applicable interest rate spread in accordance with the respective debt agreements. Actual rates will vary.
(3)	The City of Dreams and Altira Macau sites are located on land parcels in which we have received a land concession from the Macau government for a 25-year term, renewable for further consecutive periods of up to ten years each, until December 19, 2049. Renewal of the land concessions are subject to obtaining approvals from the Macau government. See “Business” for further details of the land concession obligations.
(4)	In accordance with our gaming subconcession, we are required to pay a fixed annual premium of MOP30.0 million (equivalent to approximately US$3.7 million) and minimum variable premium of MOP45.0 million (equivalent to approximately US$5.6 million) per year based on number of gaming tables and gaming machines we operate in addition to the 39% gross gaming win tax (which is not included in this table as the amount is variable in nature). Amounts for all periods are calculated based on our gaming tables and gaming machines in operation as at December 31, 2013 through to the termination of the gaming subconcession in June 2022.

Off-Balance Sheet Arrangements

Except as disclosed in note 17(d) to the consolidated financial statements included elsewhere in this annual report, we have not entered into any material financial guarantees or other commitments to guarantee the payment obligations of any third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s equity, or that are not reflected in our consolidated financial statements.

Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or research and development services with us.

Distribution of Profits

All subsidiaries incorporated in Macau are required to set aside a minimum of 10% to 25% of the entity’s profit after taxation to the legal reserve until the balance of the legal reserve reaches a level equivalent to 25% to 50% of the entity’s share capital in accordance with the provisions of the Decree-Law no. 40/99/M (the “Macau Commercial Code”). The legal reserve sets aside an amount from the subsidiaries’ statements of operations and is not available for distribution to the shareholders of the subsidiaries. The appropriation of legal reserve is recorded in the subsidiaries’ financial statements in the year in which it is approved by the boards of directors of the relevant subsidiaries. As of December 31, 2013 and 2012, the balance of the reserve amounted to US$31.2 million for both years.

During the years ended December 31, 2013 and 2012, we did not declare or pay any cash dividends on the ordinary shares. Our company has not declared any dividends since December 31, 2013, being the end of this reporting period.

On February 28, 2014, Melco Crown Macau’s board of directors proposed the final dividend of approximately US$420.0 million subject to the approval from Melco Crown Macau’s shareholders, which was subsequently obtained at Melco Crown Macau’s annual general meeting held on March 21, 2014.

Restrictions on Distributions

The 2011 Credit Facilities contain restrictions which apply on and from June 30, 2011 on paying dividends to our company or persons who are not members of the relevant borrowing group, comprising Melco Crown Macau and certain of our subsidiaries specified as guarantors (the “Borrowing Group”), unless certain financial tests and conditions are satisfied. Dividends may be paid from (i) excess cash flow as defined in the 2011 Credit Facilities generated by the Borrowing Group, subject to compliance with the financial covenants under the 2011 Credit Facilities; or (ii) cash held by the Borrowing Group in an amount not exceeding the aggregate cash and cash equivalents investments of the Borrowing Group as of June 30, 2011, subject to a certain amount of cash and cash equivalents being retained for operating purposes and, in either case, there being no event of default continuing or likely to occur under the 2011 Credit Facilities as a result of making such payment. See “Description of Other Material Indebtedness” for more details. The indenture governing the 2013 Senior Notes also contain certain covenants that, subject to certain exceptions and conditions, restrict the payment of dividends by our company and its restricted subsidiaries.

Quantitative and Qualitative Disclosures about Market Risk

Market risk is the risk of loss arising from adverse changes in market rates and prices, such as interest rates, foreign currency exchange rates and commodity prices. We believe our and our subsidiaries’ primary exposure to market risk will be interest rate risk associated with our substantial indebtedness.

Interest Rate Risk

Our exposure to interest rate risk is associated with our substantial indebtedness bearing interest based on floating rates. As of December 31, 2013, we are subject to fluctuations in HIBOR as a result of our 2011 Credit Facilities.

We attempt to manage interest rate risk by managing the mix of long-term fixed rate borrowings and variable rate borrowings and we may supplement by hedging activities in a manner we deem prudent. We cannot be sure that these risk management strategies have had the desired effect, and interest rate fluctuations could have a negative impact on our results of operations.

As of December 31, 2013 and 2012, approximately 60% and 37%, respectively, of our total indebtedness was based on fixed rates. The increase was primarily due to the issuance of 2013 Senior Notes, the repayment of the drawn revolving credit facility and scheduled repayment of the term loan both under 2011 Credit Facilities, partially offset the redemption of the 2010 Senior Notes. Based on December 31, 2013 and 2012 indebtedness levels, an assumed 100 basis point change in the HIBOR would cause our annual interest cost to change by approximately US$6.7 million and US$10.1 million, respectively.

Interests in security we provide to the lenders under our credit facilities, or other security or guarantees, are required by the counterparties to our hedging transactions, which could increase our aggregate secured indebtedness. We do not intend to engage in transactions in derivatives or other financial instruments for trading or speculative purposes and we expect the provisions of our existing and any future credit facilities to restrict or prohibit the use of derivatives and financial instruments for purposes other than hedging.

Foreign Exchange Risk

Our exposure to foreign exchange rate risk is associated with the currency of our operations and our indebtedness and as a result of the presentation of our financial statements in U.S. dollars. The majority of our revenues are denominated in H.K. dollars, given the H.K. dollar is the predominant currency used in gaming transactions in Macau and is often used interchangeably with the Pataca in Macau, while our expenses are denominated predominantly in Patacas. In addition, a significant portion of our indebtedness, as a result of the 2013 Senior Notes, and certain expenses, have been and are denominated in U.S. dollars, and the costs associated with servicing and repaying such debt will be denominated in U.S. dollars.

The value of the H.K. dollar and Patacas against the U.S. dollar may fluctuate and may be affected by, among other things, changes in political and economic conditions. While the H.K. dollar is pegged to the U.S. dollar within a narrow range and the Pataca is in turn pegged to the H.K. dollar and the exchange rates between these currencies has remained relatively stable over the past several years, we cannot assure you that the current peg or linkages between the U.S. dollar, H.K. dollar and Pataca will not be broken or modified and subjected to fluctuation. Any significant fluctuations in the exchange rates between H.K. dollars or Patacas to U.S. dollars may have a material adverse effect on our revenues and financial condition.

We accept foreign currencies from our customers and as of December 31, 2013, in addition to H.K. dollars and Patacas, we also hold other foreign currencies. However, any foreign exchange risk exposure associated with those currencies is minimal.

We have not engaged in hedging transactions with respect to foreign exchange exposure of our revenues and expenses in our day-to-day operations during the years ended December 31, 2013 and 2012. Instead, we maintain a certain amount of our operating funds in the same currencies in which we have obligations, thereby reducing our exposure to currency fluctuations. However, we occasionally enter into foreign exchange transactions as part of financing transactions and capital expenditure programs.

See note 10 to the consolidated financial statements included elsewhere in this annual report for further details related to our indebtedness and foreign currency exposure as of December 31, 2013.

Major currencies in which our cash and bank balances (including bank deposits with original maturity over three months) held as of December 31, 2013 were U.S. dollars, H.K. dollars and Patacas. Based on the cash and bank balances as of December 31, 2013 and 2012, an assumed 1% change in the exchange rates between currencies other than U.S. dollars against the U.S. dollars would cause a maximum foreign transaction gain or loss of approximately US$17.4 million and US$15.1 million for the years ended December 31, 2013 and 2012, respectively.

Based on the balances of long-term indebtedness denominated in currencies other than U.S. dollars as of December 31, 2013, an assumed 1% change in the exchange rates between H.K. dollar against the U.S. dollar would cause a foreign transaction gain or loss of approximately US$6.7 million.

BUSINESS

Overview

We are a developer, owner and operator of casino gaming and entertainment resort facilities. Our subsidiary Melco Crown Macau is one of six companies licensed through concessions or subconcessions, to operate casinos in Macau.

We currently have two major casino based operations, namely, City of Dreams and Altira Macau, and non-casino based operations at our Mocha Clubs. We are also developing the iconic fifth hotel tower at City of Dreams in Cotai, Macau, which are expected to open in early 2017. Our current and future Macau operations are designed to cater to a broad spectrum of gaming patrons, from high-stakes rolling chip gaming patrons to gaming patrons seeking a broader entertainment experience. We currently own and operate two “Forbes Five Star” hotels in Macau: Altira Macau and the Crown Towers hotel. We seek to attract patrons throughout Asia and, in particular, from Greater China.

Our current operating facilities are focused on the Macau gaming market, which we believe will continue to be one of the largest gaming destinations in the world. In 2013, Macau generated approximately US$45.0 billion of gaming revenues, according to the DICJ, representing an 18.6% increase from the comparable period of 2012. In addition, Macau is currently the only market in Greater China, and one of only several in Asia, to offer legalized casino gaming.

Our Major Existing Operations

City of Dreams

City of Dreams is an integrated casino resort in Cotai, Macau which opened in June 2009. City of Dreams is a premium-focused property, targeting high end customers and rolling chip players from regional markets across Asia. As of December 31, 2013, City of Dreams featured a casino area of approximately 448,000 square feet with approximately 480 gaming tables and approximately 1,400 gaming machines.

The resort brings together a collection of brands to create an experience that appeals to a broad spectrum of visitors from around Asia. We have one hotel management agreement, pursuant to which Hyatt of Macau Ltd. manages the Grand Hyatt Macau hotel and pays us the gross operating profit after deduction of its management fees. We have also entered into license agreements with respect to Crown Towers hotel and Hard Rock Hotel, pursuant to which we have been granted certain rights to use certain intellectual property of the licensors. No fee is payable for our use of the Crown marks and certain fees are payable for our use of the Hard Rock marks. See “— Intellectual Property.” The Crown Towers hotel, a “Forbes Five Star” hotel, and the Hard Rock Hotel each offers approximately 300 guest rooms, and the Grand Hyatt Macau hotel offers approximately 800 guest rooms. City of Dreams includes over 20 restaurants and bars, approximately 70 retail outlets, an audio visual multimedia experience, recreation and leisure facilities, including health and fitness clubs, three swimming pools, spas and salons and banquet and meeting facilities. The Club Cubic nightclub offers approximately 26,200 square feet of live entertainment space.

The Dancing Water Theater, a wet stage performance theater with approximately 2,000 seats, features the internationally acclaimed and award-winning The House of Dancing Water show. The House of Dancing Water is the live entertainment centerpiece of the overall leisure and entertainment offering at City of Dreams. We believe this production highlights City of Dreams as an innovative entertainment-focused destination and strengthens the overall diversity of Macau as a multi-day stay market and one of Asia’s premier leisure and entertainment destinations. The production incorporates costumes, sets and audio-visual special effects and showcases an international cast of performance artists.

“Dragon’s Treasure”, the show offered in The Bubble at City of Dreams, received the 2009 THEA Award for “Outstanding Achievement” from the Themed Entertainment Association (TEA). City of Dreams also won the “Best Leisure Development in Asia Pacific” award in the International Property Awards in 2010, which recognizes distinctive innovation and outstanding success in leisure development, and the “Best Casino VIP Room” and “Best Casino Interior Design” awards in the International Gaming Awards in 2011, which recognizes outstanding design in the casino sector. City of Dreams was also recognized for its outstanding customer service and diverse range of unique world class entertainment experiences with the “Best Customer Experience of the Year” award in the International Gaming Awards in 2012.

Our City of Dreams project costs, including the casinos, the Hard Rock Hotel, the Crown Towers hotel, the Grand Hyatt twin towers hotel, the wet stage performance theater, all retail space together with food and beverage outlets, were US$2.4 billion, consisting primarily of construction and fit out costs, design and consultation fees, and excluding the cost of land, capitalized interest and pre-opening expenses.

We are moving forward with the development of the fifth hotel tower at City of Dreams, which according to our current development schedule is anticipated to open in early 2017, helping us extend our leading position at the premium end of the market.

Before we commenced our development of the fifth hotel tower at City of Dreams, we assessed our hotel room requirements, government policies and general market conditions. The development of the fifth hotel tower at City of Dreams will be subject to the availability of additional financing and Macau government approval and may require the approval of our financiers under our existing and any future debt facilities. In respect of the fifth hotel tower at the City of Dreams, our investment plans are preliminary and subject to change based upon the execution of our business plan, the progress of our capital projections, market conditions and outlook on future business.

Altira Macau

Altira Macau is designed to provide a casino and hotel experience that caters to Asian rolling chip customers and players sourced primarily through gaming promoters.

As of December 31, 2013, Altira Macau featured a casino area of approximately 173,000 square feet with a total of approximately 140 gaming tables. Altira Macau’s multi-floor layout comprises primarily designated gaming areas and private gaming rooms for rolling chip players, together with a general gaming area for the mass market that offers various table limits to cater to a wide range of mass market patrons. Our multi-floor layout allows us the flexibility to reconfigure Altira Macau’s gaming areas to meet the changing demands of our patrons and target specific customer segments.

We consider Altira Hotel, located within the 38-storey Altira Macau, to be one of the leading hotels in Macau, as evidenced by its long-standing “Forbes Five Star” recognition. The top floor of the hotel serves as the hotel lobby and reception area, providing guests with views of the surrounding area. The hotel comprises approximately 230 guest rooms, including suites and villas. A number of restaurants and dining facilities are available at Altira Macau, including a leading Italian restaurant Aurora, several Chinese and international restaurants, dining areas focused around the gaming areas and several bars. Altira Hotel also offers non-gaming entertainment venues, including a spa, gymnasium, outdoor garden podium and sky terrace lounge.

Altira Macau continues to offer the most luxurious hotel experience to every customer with its internationally acclaimed accommodation and guest services. It has been awarded the “Forbes Five Star” rating in both Lodging and Spa categories by the Forbes Travel Guide (formerly known as Mobil Travel Guide) for the fourth year running in 2013. Altira Macau also won the “Best Luxury Hotel in Macau” award in the TTG China Travel Awards 2010, “Best Business Hotel in Macau” award in the TTG China Travel Awards 2009 and the “Casino Interior Design Award” in the International Gaming Awards in 2008.

Mocha Clubs

Mocha Clubs comprise the largest non-casino based operations of gaming machines in Macau. As of December 31, 2013, we had eight clubs with a total of 1,369 gaming machines in operation, which represented 10.4% of the total machine installation in the market, according to the DICJ. Mocha Clubs focus on general mass market players, including day-trip customers, outside the conventional casino setting. Except for Mocha Altira located at Altira Macau, we operate Mocha Clubs at leased or sub-leased premises or under right-to-use agreements.

In addition to slot machines, each Mocha Club site offers electronic table games without dealers. The gaming facilities at our Mocha Clubs include what we believe is the latest technology for gaming machines and offer both single-player machines with a variety of games, including progressive jackpots, and multi-player games where players on linked machines play against the house in electronic roulette, baccarat and sicbo, a traditional Chinese dice game.

The Macau government enacted an administrative regulation which came into effect on November 27, 2012, pursuant to which gaming machine lounges, such as our Mocha Clubs, may only be installed: (i) in hotels classified with at least five stars; (ii) in properties entirely allocated to non-residential purposes and located within less than 500 meters of an authorized hotel-casino; or (iii) in commercial and leisure complexes, of relevant touristic interest, not inserted in a densely populated area. Under this regulation, all gaming machine lounges were required to comply with the applicable requirements by November 27, 2013. We closed three Mocha Clubs which did not meet the relevant location requirements before November 27, 2013. In May and November 2013, we obtained approval from the Macau government to open two new Mocha Clubs, one of which opened in December 2013 and the other one is expected to open later this year.

Our Development Projects

We continually seek new opportunities for additional gaming or related businesses in Macau. In defining and setting the timing, form and structure for any future development, we focus on evaluating alternative available financing, market conditions and market demand. In order to pursue these opportunities and such development, we have incurred and will continue to incur capital expenditures at our properties and for our projects.

Our Objective and Strategies

Our objective is to become a leading provider of gaming, leisure and entertainment services capitalizing on the expected future growth opportunities in Macau. To achieve our objective, we have developed the following core business strategies:

Maintain a Strong Balance Sheet and Conservative Capital Structure and Remain Alert to Opportunistic Growth Opportunities

We believe that a strong balance sheet and a conservative capital structure are key tenets of our fundamental operating philosophy as a company. This approach provides and maintains financial stability, it also forms and strengthens the core foundation for our future growth strategy. Proactive balance sheet management and an efficient capital structure provide us with the ability and flexibility to pursue opportunistic growth in the future. Additionally, we believe that patience is an important attribute in monitoring the development of the markets in which we operate and in identifying and executing future development in existing, as well as, new markets.

Develop a Balanced Product Portfolio of Well-Recognized Branded Experiences Tailored for a Broad Spectrum of Customer Segments, with a focus on the Premium Market

We offer a balanced product portfolio targeting rolling chip and mass market players, with an emphasis on the premium segment. We believe our ability to cater to different market segments will enhance our ability to adapt to the fast growing and changing gaming market in Macau, as well as to achieve balanced and sustainable long-term growth in the future. That said, we focus on the premium market and have created a service culture and high end customer environment that appeal to this discerning group of patrons.

We believe that building strong, well-recognized branded experiences is critical to our success, especially in the brand-conscious Macau market. We intend to develop and further strengthen our brands by building and maintaining high quality properties that differentiate us from our competitors throughout Asia and by providing a set of experiences tailored to meet the cultural preferences and expectations of Asian customers.

We have incorporated design elements at our properties that cater to specific customer segments. By utilizing a more focused customer segmentation strategy, we believe we can better service specific segments of the Macau gaming market.

Utilize Melco Crown Macau’s Subconcession to Maximize Our Business and Revenue Potential in Macau

In Macau, we intend to leverage the independence, flexibility and economic benefits we enjoy as a subconcessionaire to capitalize on the potential growth of the local gaming market. As a subconcessionaire, we can, subject to government approval, develop and operate new projects without the need to partner with other concessionaires or subconcessionaires. We will consider opportunities as they arise to utilize our subconcession at newly acquired or developed or existing properties.

Develop Comprehensive Marketing and Customer Loyalty Programs

We will continue to seek to attract customers to our properties by leveraging our brands and utilizing our own marketing resources. We have combined our brand recognition with customer management techniques and programs in order to build a platform of repeat customers and loyalty club members. In addition, our international marketing network has established marketing offices in various locations across Asia and plans on establishing further marketing offices elsewhere in Asia. Through Mocha Clubs’ significant share of the Macau electronic gaming market, we have also developed a significant customer database and have developed a customer loyalty program, which we believe has successfully enhanced repeat play and further built the Mocha Clubs brand.

We will seek to continue to grow and maintain our customer base through the following sales and marketing activities:

•	create a cross-platform sales and marketing department to promote all of our brands to potential customers throughout Asia in accordance with applicable laws;

•	utilize special product offers, special events, tournaments and promotions to build and maintain relationships with our guests, in order to increase repeat visits and help fill capacity during lower demand periods; and

•	implement complimentary incentive programs and commission based programs with selected promoters to attract high-end customers.

Create First Class Service Experiences

We believe that service quality and memorable experiences will continue to grow as a key differentiator among the operators in the territories where we operate. As the depth and quality of product offerings continue to develop and more memorable properties and experiences are created, we believe that tailored services will drive competitive advantage. As such, our focus remains on creating service experiences for the tastes and expectations of our various customers. We believe our dedicated management team with significant experience in operating large scale, high quality resort facilities drive our competitive advantage. As the continued development of our staff and supporting resources are central to our business, we plan to invest in the long term development of our people through relevant training and experience sharing.

Our Properties

All our existing operating properties are in Macau and we operate our gaming business of such properties in accordance with the terms and conditions of our gaming subconcession. In addition, our City of Dreams and Altira Macau properties and other development projects in Macau are subject to the terms and conditions of land concession contracts.

City of Dreams

The City of Dreams site is located on two adjacent land parcels in Cotai, Macau with a combined area of 113,325 square meters (equivalent to approximately 1.2 million square feet). In August 2008, the Macau government granted the land on which City of Dreams is located to Melco Crown (COD) Developments Limited and Melco Crown Macau for a period of 25 years, renewable for further consecutive periods of up to ten years each. The initial land premium of approximately MOP842.1 million (equivalent to approximately US$105.1 million) was paid up in full in February 2013. The land grant was amended on September 15, 2010 to increase the total developable gross floor area at the site to 668,574 square meters (equivalent to approximately 7.2 million square feet) and amend the purpose of such area, which required an additional premium in the amount of MOP257.4 million (equivalent to approximately US$32.1 million), which was fully paid in March 2010.

Pursuant to an amendment request made by Melco Crown (COD) Developments Limited on December 9, 2011, in March 2013, Melco Crown (COD) Developments Limited and Melco Crown Macau accepted the initial terms for the revision of the land concession contract which contemplated an extension of the development period to the date falling 4 years after the publication of the amendment to the land concession contract in the Macau official gazette and the development of additional five-star hotel areas in replacement of the four-star apartment hotel areas; which required an additional land premium of approximately MOP187.1 million (equivalent to approximately US$23.3 million) of which MOP70.0 million (equivalent to approximately US$8.7 million) were payable to the Macau government upon acceptance of the final amendment proposal issued by the Macau government, and the remaining amount of approximately MOP117.1 million (equivalent to approximately US$14.6 million) were to be paid in four bi-annual installments, accrued with interest at the annual rate of 5%, the first of which due six months after the date of publication of the amended land concession contract in the Macau official gazette and revised the government land use fees to approximately MOP9.9 million (equivalent to approximately US$1.2 million) per annum. On October 9, 2013, the Macau government communicated to Melco Crown (COD) Developments Limited and Melco Crown Macau the final amendment proposal for the revision of the City of Dreams land concession contract. On October 16, 2013, Melco Crown (COD) Developments Limited paid MOP70.0million, (equivalent to approximately US$8.7 million) of the additional land premium set forth in the final amendment proposal, and on October 17, 2013, Melco Crown (COD) Developments Limited and Melco Crown Macau accepted the terms of such proposal. The land grant amendment process was completed in January 29, 2014 with the publication in the Macau official gazette.

During the construction period, we paid the Macau government land use fees at an annual rate of MOP30.0 (equivalent to approximately US$3.74) per square meter of land, or an aggregate annual amount of approximately MOP3.4 million (equivalent to approximately US$424,000). According to the terms of the revised land concession, the annual government land use fees payable after completion of development will be approximately MOP9.9 million (equivalent to approximately US$1.2 million). The government land use fee amounts may be adjusted every five years.

See note 17 to the consolidated financial statements included elsewhere in this annual report for information about our future commitments as to government land use fees for the City of Dreams site.

The equipment utilized by City of Dreams in the casino and hotel is owned by us and held for use on the City of Dreams site, and includes the main gaming equipment and software to support its table games and gaming machine operations, cage equipment, security and surveillance equipment, casino and hotel furniture, fittings and equipment.

Altira Macau

The Altira Macau site is located on a plot of land in Taipa, Macau of approximately 5,230 square meters (equivalent to approximately 56,295 square feet) under a 25-year land lease agreement with the Macau government which is renewable for successive periods of up to ten years each. In March 2006, the Macau government granted the land on which Altira Macau is located to Altira Developments Limited. The land premium of approximately MOP149.7 million (equivalent to approximately US$18.7 million) was fully paid in July 2006, a guarantee deposit of approximately MOP157,000 (equivalent to approximately US$20,000) was paid upon acceptance of the land lease terms in 2006 and government land use fees of approximately MOP1.4 million (equivalent to approximately US$171,000) per annum are payable. The amounts may be adjusted every five years as agreed between the Macau government and us using applicable market rates in effect at the time of the adjustment.

Pursuant to an amendment request made by Altira Developments Limited in 2012, in January 2013, Altira Developments Limited accepted the initial terms for the revision of the land lease agreement which contemplated the increase of the total gross floor area from approximately 95,000 square meters (equivalent to approximately 1,022,600 square feet) to approximately 103,000 square meters (equivalent to approximately 1,108,700 square feet), to reflect the construction plans approved by the Macau government and to enable final registration of the land concession. Such amendment required an additional land premium of approximately MOP19.6 million (equivalent to approximately US$2.4 million) payable to the Macau government upon acceptance of the final amendment proposal issued by the Macau government, and revised the government land use fees to approximately MOP1.5 million (equivalent to approximately US$186,000) per annum. On June 26, 2013, the Macau government communicated to Altira Developments Limited the final amendment proposal for the revision of the Altira land concession contract. On July 15, 2013, Altira Developments Limited paid the additional land premium set forth in the final amendment proposal, and on July 16, 2013, it accepted the terms of such proposal. The land grant amendment process was completed on December 18, 2013 with the publication in the Macau official gazette of such revision.

See note 17 to the consolidated financial statements included elsewhere in this annual report for information about our future commitments as to government land use fees for the Altira Macau site.

The equipment utilized by Altira Macau in the casino and hotel is owned by us and held for use on the Altira Macau site and includes the main gaming equipment and software to support its table games and gaming machine operations, cage equipment, security and surveillance equipment and casino, hotel furniture, fittings, and equipment.

Mocha Clubs

Mocha Clubs operate at premises with a total floor area of approximately 83,800 square feet at the following locations in Macau:

Mocha Club	Opening Month	Location	Gaming Area (In square feet)
Golden Dragon	January 2012	G/F, 1/F, 2/F and 3/F of Hotel Golden Dragon	20,500
Macau Tower	September 2011	LG/F and G/F of Macau Tower	21,500
Mocha Altira	December 2008	Level 1 of Altira Macau	2,950
Mocha Square	October 2007	1/F, 2/F and 3/F of Mocha Square	3,400
Sintra	November 2005	G/F and 1/F of Hotel Sintra	5,000
Taipa Square	January 2005	G/F, 1/F and 2/F of Hotel Taipa Square	9,200
Royal	September 2003	G/F and 1/F of Hotel Royal	8,450
Inner Harbor	December 2013	No 286-312 Seaside New Street	12,800

Total			83,800

For locations operating at leased or subleased premises, the lease and sublease terms are pursuant to lease agreements that expire at various dates through June 2022, which are renewable upon our giving notice prior to expiration and subject to incremental increases in monthly rentals.

In addition to leasehold improvements to Mocha Club premises, the onsite equipment utilized at the Mocha Clubs is owned and held for use to support the gaming machines operations.

Other Premises

Taipa Square Casino premises, including the fit-out and gaming related equipment, are located on the ground floor and level one within Hotel Taipa Square in Macau and having a floor area of approximately 1,760 square meters (equivalent to approximately 18,950 square feet). We operate Taipa Square Casino under a right-to-use agreement signed on June 12, 2008 with the owner, Hotel Taipa Square (Macao) Company Limited. The term of the agreement is one year from the date of execution and is automatically renewable, subject to certain contractual provisions, for successive periods of one year under the same terms and conditions, until June 26, 2022.

Apart from the aforesaid property sites, we maintain various offices and storage locations in Macau. We lease all of our office and storage premises.

Advertising and Marketing

We seek to attract customers to our properties and to grow our customer base over time by undertaking several types of advertising and marketing activities and plans. We utilize local and regional media to publicize our projects and operations. We have built a public relations and advertising team that cultivates media relationships, promotes our brands and directly liaises with customers within target Asian countries in order to explore media opportunities in various markets. Advertising uses a variety of media platforms that include digital, print, television, online, outdoor, on property (as permitted by Macau, PRC and other regional laws), collateral and direct mail pieces. In order to be competitive in the Macau gaming environment, we hold various promotions and special events, operate loyalty programs with our gaming customers and have developed a series of commission and other incentive-based programs to offer to both gaming promoters and individuals alike.

Customers

We seek to cater to a broad range of customers through our diverse gaming and non-gaming facilities and amenities across our major existing operating properties.

Non-Gaming Patrons

In addition to its mass market and rolling chip gaming offerings, City of Dreams offers visitors to Macau an array of multi-dimensional entertainment amenities, three international hotel brands, as well as a selection of restaurants, bars and retail outlets. Altira Macau is designed to provide a high end casino and hotel experience, tailored to meet the cultural preferences and expectations of Asian rolling chip patrons. Mocha Clubs are targeted to deliver a relaxed café-style non-casino based electronic gaming experience.

Gaming Patrons

Our gaming patrons include rolling chip players and mass market players.

Mass market players are non-rolling chip players and they come to our properties for a variety of reasons, including our direct marketing efforts, brand recognition, the quality and comfort of our mass market gaming floors and our non-gaming offerings. Mass market players are further classified as general mass market and premium mass market players.

Rolling chip players at our casinos are patrons who participate in our in-house rolling chip programs or in the rolling chip programs of our gaming promoters, also known as junket operators. Our rolling chip players play mostly in our dedicated VIP rooms or designated gaming areas.

Our in-house rolling chip programs consist of rolling chip players sourced through our direct marketing efforts and relationships, whom we refer to as premium direct players. Premium direct players can earn a variety of gaming-related rebates, such as cash, rooms, food and beverage and other complimentary products or services.

Gaming Promoters

A significant amount of our rolling chip play is brought to us by gaming promoters, also known as junket operators. While rolling chip players sourced by gaming promoters do not earn direct gaming related rebates from us, we pay a commission and provide other complimentary services to the gaming promoter.

In Macau, we engage gaming promoters to promote our VIP gaming rooms primarily due to the importance of the rolling chip segment in the overall Macau gaming market, gaming promoters’ knowledge of and experience within the Macau gaming market, in particular with sourcing and attracting rolling chip patrons and arranging for their transportation and accommodation, and gaming promoters’ extensive rolling chip patron network. Under standard arrangements utilized in Macau, we provide gaming promoters with exclusive or casual access to one or more of our VIP gaming rooms and support from our staff, and gaming promoters source rolling chip patrons for our casinos or gaming areas to generate an expected minimum amount of rolling chip volume per month.

Gaming promoters are responsible for a substantial portion of our casino revenues. For the years ended December 31, 2013 and 2012, approximately 49.8% and 53.4% of our casino revenues, were derived from customers sourced through our rolling chip gaming promoters, respectively.

Gaming promoters in Macau are independent third parties that include both individuals and corporate entities and are officially licensed by the DICJ. We have procedures to screen prospective gaming promoters prior to their engagement, and conduct periodic checks that are designed to ensure that the gaming promoters with whom we associate meet suitability standards. We believe that we have strong relationships with some of the top gaming promoters in Macau and have a solid network of gaming promoters who help us market our properties and source and assist in managing rolling chip patrons at our properties. As of December 31, 2013 and 2012, we had agreements in place with 114 and 107 gaming promoters in Macau, respectively. We expect to continue to evaluate and selectively add or remove gaming promoters going forward.

We typically enter into gaming promoter agreements for a one-year term that are automatically renewed for periods of up to one year unless otherwise terminated. The gaming promoter agreements may be terminated (i) by either party without cause upon 15 days advance written notice, (ii) upon advice from the DICJ or any other gaming regulator to cease having dealings with the gaming promoter or if the DICJ cancels or fails to renew the gaming promoter’s license, (iii) if the gaming promoter fails to meet the minimum rolling chip volume it agreed to with us, (iv) if the gaming promoter enters or is placed in receivership or provisional liquidation or liquidation, an application is made for the winding up of the gaming promoter, the gaming promoter becomes insolvent or makes an assignment for the benefit of its creditors, or an encumbrancer takes possession of any of the gaming promoter’s assets or (v) if any party to the agreement is in material breach of any of the terms of the agreement and fails to remedy such breach within the timeframe outlined in the agreement. Our gaming promoters are compensated through commission arrangements that are calculated on a monthly or a per trip basis. Commissions paid to our rolling chip gaming promoters (net of amounts indirectly rebated to customers) amounted to US$391.9 million and US$308.6 million for the years ended December 31, 2013 and 2012, respectively. We generally offer commission payment structures that are calculated by reference to revenue share or monthly rolling chip volume. Under the revenue share-based arrangements, the gaming promoter participates in our gaming wins or losses from the rolling chip patrons brought in by the gaming promoter. Under the monthly rolling chip volume-based arrangements, commission rates vary but do not exceed the 1.25% regulatory cap under Macau law on gaming promoter commissions. To encourage gaming promoters to use our VIP gaming rooms for rolling chip patrons, our gaming promoters may receive complimentary allowances for food and beverage, hotel accommodation and transportation. Under the Administrative Regulation 29/2009 as promulgated by the Macau government, these allowances must be included in the 1.25% regulatory cap on gaming promoter commissions.

We conduct, and expect to continue to conduct, our table gaming activities at our casinos on a credit basis as well as a cash basis. As is common practice in Macau, we grant credit to our gaming promoters and certain of our premium direct players. The gaming promoters bear the responsibility for issuing to, and subsequently collecting credit, from their players.

We extend interest-free credit to a significant portion of our gaming promoters for short-term, renewable periods under credit agreements that are separate from the gaming promoter agreements. Credit is also granted to certain gaming promoters on a revolving basis. All gaming promoter credit lines are generally subject to monthly review and regular settlement procedures, including our credit committee review and other checks performed by our cage, count and credit department to evaluate the current status of liquidity and financial health of such gaming promoter. These procedures allow us to calculate the commissions payable to the gaming promoter and to determine the amount which can be offset, together with any other values held by us from the gaming promoter, against the outstanding credit balances owed by the gaming promoter. Credit is granted to a gaming promoter based on performance and financial background of the gaming promoter and, if applicable, the gaming promoter’s guarantor. If we determine that a gaming promoter has good credit history and a track record of large business volumes, we may extend credit exceeding one month of commissions payable. This credit is typically unsecured. Although the amount of such credit may exceed the amount of accrued commissions payable to, and any other amounts of value held by us from, the gaming promoters, we generally obtain personal checks and promissory notes from guarantors or other forms of collateral. We have in place internal controls and credit policies and procedures to manage this credit risk.

We aim to pursue overdue debt from gaming promoters and premium direct players. This collection activity includes, as applicable, frequent personal contact with the debtor, delinquency notices and litigation. However, we may not be able to collect all of our gaming receivables from our credit customers and gaming promoters.

As of December 31, 2013 and 2012, our casino accounts receivable were US$424.0 million and US$426.8 million, respectively. Our allowance for doubtful accounts may fluctuate significantly from period to period as a result of having significant individual customer account balances where changes in their status of collectability cause significant changes in our allowance.

For information regarding allowances for doubtful accounts, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Critical Accounting Policies and Estimates — Accounts Receivable and Credit Risk.”

Market and Competition

We believe that the gaming market in Macau is and will continue to be intensely competitive. Our competitors in Macau and elsewhere in Asia include all the current concession and subconcession holders and many of the largest gaming, hospitality, leisure and property development companies in the world. Some of these current and future competitors are larger than us and have significantly longer track records of operation of major hotel casino resort properties.

Macau Gaming Market

In 2013 and 2012, Macau generated approximately US$45.0 billion and US$38.0 billion of gaming revenue, respectively, according to the DICJ, compared to the US$6.4 billion and US$6.1 billion of gaming revenue (excluding sports book and race book), respectively, generated on the Las Vegas Strip, according to the Nevada Gaming Control Board, and compared to the US$2.8 billion and US$3.0 billion of gaming revenue (excluding sports book and race book), respectively, generated in Atlantic City, according to the New Jersey Division of Gaming Enforcement. Gaming revenue in Macau has increased at a five year CAGR from 2008 to 2013 of 27.10% compared to five year CAGRs of 1.18% and -8.99% for the Las Vegas Strip and Atlantic City, respectively (excluding sports book and race book). In addition, Macau is currently the only market in Greater China, and one of only several in Asia, to offer legalized casino gaming.

From 2012 to 2013, market wide gaming revenues increased significantly. Gross gaming revenues in Macau grew by 18.6% in 2013 and 13.5% in 2012, according to the DICJ. This growth was driven by all three main gaming segments. In 2013, according to the DICJ, rolling chip gaming revenues increased 13.1%, representing 66.1% of all gaming revenues in Macau, mass market table games revenues grew by 34.7% and electronic gaming revenues grew by 8.6%. We believe the growth in gaming revenues in Macau is supported by, among other things, the continuing emergence of a wealthier demographic in China, a robust regulatory framework, and significant new infrastructure developments within Macau and China, as well as by the anticipated new supply of gaming and non-gaming facilities in Macau, which is predominantly focused on the Cotai region. Visitation to Macau in 2013, totaled more than 29.3 million visitors. Mainland China continues to drive overall visitation growth, increasing 10.2% as compared to 4.4% decrease for all other visitors in 2013, and visitors from mainland China represented 63.5%, while visitors from Hong Kong and Taiwan represented 23.1% and 3.4%, of all visitors to Macau in 2013, respectively.

Gaming in Macau is administered through government-sanctioned concessions awarded to three different concessionaires: Sociedade de Jogos de Macau S.A. (“SJM”), which is a company listed on the HKSE in which Mr. Lawrence Ho, our co-chairman and chief executive officer, and his family members have shareholding interests; Wynn Resorts (Macau) S.A. (“Wynn Macau”), a subsidiary of Wynn Resorts Ltd.; and Galaxy Casino, S.A. (“Galaxy”), a consortium of Hong Kong and Macau businessmen. SJM has granted a subconcession to MGM Grand Paradise, which was originally formed as a joint venture by MGM-Mirage and Ms. Pansy Ho, sister of Mr. Lawrence Ho. Galaxy has granted a subconcession to Venetian Macau Limited (“VML”), a subsidiary of Las Vegas Sands Corporation, the developer of Sands Macao, The Venetian Macao and Sands Cotai Central. Melco Crown Macau obtained its subconcession under the concession of Wynn Macau.

SJM currently operates multiple casinos throughout Macau. SJM has extensive experience in operating in the Macau market and long-established relationships in Macau. In February 2014, SJM started construction of a new casino in Cotai which is expected to open during 2017.

Wynn Macau opened the Wynn Macau in September 2006 on the Macau Peninsula. In addition they opened an extension to Wynn Macau called Encore in 2010. In 2012, Wynn Macau started the construction for a new casino in Cotai, which it expects to open in the first half of 2016.

Galaxy currently operates multiple casinos in Macau, including StarWorld, a hotel and casino resort in Macau’s central business and tourism district. The Galaxy Macau resort opened in Cotai in May 2011. In 2012, Galaxy started the construction for phase II of Galaxy Macau , which it expects to be completed by mid-2015.

VML with a subconcession under Galaxy’s concession, operates Sands Macao on the Macau peninsula, together with The Venetian Macao, the Plaza Casino at The Four Seasons Hotel Macao and the Sands Cotai Central, which are located in Cotai. VML has announced proposals for the development of an additional Hotel tower at Sands Cotai Central in Cotai. VML has also announced commencement of a further large development in Cotai which it expects to open in late 2015.

MGM Grand Paradise, with a subconcession under SJM’s concession opened the MGM Macau in December 2007, which is located next to Wynn Macau on the Macau Peninsula. MGM Grand Paradise has announced its intention to develop a new casino in Cotai and began its construction in February 2013.

The existing concessions and subconcessions do not place any limit on the number of gaming facilities that may be operated. In addition to facing competition from existing operations of these concessionaires and subconcessionaires, we will face increased competition when any of them constructs new, or renovates pre-existing, casinos in Macau or enters into leasing, services or other arrangements with hotel owners, developers or other parties for the operation of casinos and gaming activities in new or renovated properties, as SJM and Galaxy have done. The Macau government has publicly stated that each concessionaire will only be permitted to grant one subconcession. Moreover, the Macau government announced that, until further assessment of the economic situation in Macau, there would be no increase in the number of concessions and subconcessions. The Macau government further announced that the number of gaming tables operating in Macau should not exceed 5,500 until the end of the first quarter of 2013 and that, thereafter, for a period of ten years, the total number of gaming tables to be authorized will be limited to an annual increase of 3%. These restrictions are not legislated or enacted into laws or regulations and as such different policies, including on the annual increase rate in the number of gaming tables, may be adopted at any time by the relevant Macau government authorities. According to the DICJ, the number of gaming tables operating in Macau as of December 31, 2013 was 5,750. The Macau government has reiterated further that it does not intend to authorize the operation of any new casino that was not previously authorized by the government. However, the policies and laws of the Macau government could change and permit the Macau government to grant additional gaming concessions or subconcessions. Such change in policies may also result in a change of the number of gaming tables and casinos that the Macau government is prepared to authorize to operate.

Other Regional Markets

We may also face competition from casinos and gaming resorts located in other Asian destinations together with cruise ships.

Casinos and integrated gaming resorts are becoming increasingly popular in Asia, giving rise to more opportunities for industry participants and increasing regional competition. There are major gaming facilities in Australia located in Melbourne, Perth, Sydney and the Gold Coast. Genting Highlands is a popular international gaming resort in Malaysia, approximately a one-hour drive from Kuala Lumpur. South Korea has allowed gaming for some time but these offerings are available primarily to foreign visitors. There are also casinos in the Philippines, Vietnam and Cambodia, although most of them are relatively small compared to those in Macau. In the Philippines, a subsidiary of Melco Crown (Philippines) Resorts Corporation, a listed company on the Philippine Stock Exchange and a majority owned subsidiary of MCE, has been cooperating with a local partner to develop and operate City of Dreams Manila, a casino, hotel, retail and entertainment integrated resort within the Entertainment City complex in Manila, which is expected to open later this year.

Singapore legalized casino gaming in 2006. Genting Singapore PLC opened its resort in Sentosa, Singapore in February 2010 and Las Vegas Sands Corporation opened its casino in Marina Bay, Singapore in April 2010. Despite these openings Macau has continued to show healthy growth. In addition, several other Asian countries such as Japan are considering or are in the process of legalizing gambling and establishing casino-based entertainment complexes.

Seasonality

Macau experiences many peaks and seasonal effects. The “Golden Week” and “Chinese New Year” holidays are the key periods where business and visitation fluctuate considerably. While we may experience fluctuations in revenues and cash flows from month to month, we do not believe that our business is materially impacted by seasonality.

Employees

We had 11,042 and 11,030 employees as of December 31, 2013 and 2012, respectively. The following table sets forth the number of employees categorized by the areas of operations and as a percentage of our workforce as of December 31, 2013 and 2012.

	December 31,
	2013		2012
	Number of Employees	Percentage of Total	Number of Employees	Percentage of Total
Mocha Clubs	618	5.6%	835	7.5%
Altira Macau	2,033	18.4%	2,081	18.9%
City of Dreams	7,772	70.4%	7,596	68.9%
Corporate and centralized services	619	5.6%	518	4.7%

Total	11,042	100.0%	11,030	100.0%

None of our employees are members of any labor union and we are not party to any collective bargaining or similar agreement with our employees. We believe that our relationship with our employees is good. We have implemented a number of human resource initiatives over recent years for the benefit of our employees and their families. These initiatives include a unique in-house learning academy, an on-site high school diploma program, scholarship awards, corporate management trainee programs as well as fast track promotion training initiatives jointly coordinated with the School of Continuing Study of Macau University of Science & Technology and Macao Technology Committee.

Our Macau employees participate in the government-managed Social Security Fund Scheme (the “SSF Scheme”) operated by the Macau government, under which we are required to make a monthly fixed contribution to fund the benefits for each resident employee. The Macau government is responsible for the planning, management and supervision of this social security fund scheme, including collecting and investing the contributions and paying out the pensions to the retired employees. Our obligation with respect to the SSF Scheme operated by the Macau government is only to make the required contributions under the scheme. During the year ended December 31, 2013, we provided option for our qualifying employees in Macau to enrol in a voluntary defined contribution scheme (the “Macau VC Scheme”) operated by us. With effect from July 1, 2013, the monthly voluntary contributions of the employer and the enrolled employees to the Macau VC Scheme to fund the benefits are set at different range of percentage of the relevant monthly income selected by the enrolled employees. Our voluntary contributions to the Macau VC Scheme will vest in favour of the enrolled employees according to a graded vesting schedule, with full vesting in 10 years from date of employment. The Macau VC Scheme was established under trust with the assets of the funds held separately from ours by an independent trustee in Macau.

Our executive officers participate in Mandatory Provident Fund Scheme (the “MPF Scheme”) operated by us. With effect from June 1, 2012, the maximum monthly contribution (the “Mandatory Contributions”) by both employee and employer increased from HK$1,000 to HK$1,250. With this increase, the executive officers’ contributions to the MPF Scheme in Hong Kong are set at 5% of their relevant income up to a maximum of HK$1,250 per executive officer per month. Our contribution to the MPF Scheme is set at 10% of the executive officers’ base salaries. The excess of contributions over the employer’s mandatory portion, which is 5% of the executive officers’ relevant income up to a maximum of HK$1,250 per executive officer per month, are treated as the employer’s voluntary contribution and are vested to the executive officers at 10% per year with full vesting in 10 years. Our Mandatory Contributions to the MPF Scheme are fully and immediately vested to the executive officers once they are paid. The MPF Scheme for executive officers was established under trust with the assets of the funds held separately from ours by an independent trustee in Hong Kong.

The total amounts of contributions made by us for such retirement schemes for the years ended December 31, 2013 and 2012 were US$7.4 million and US$4.7 million, respectively.

Intellectual Property

We have applied for or registered the trademarks “Altira”, “Mocha Club”, “City of Dreams” and “Melco Crown Entertainment” in, as the case may be, Macau and other jurisdictions. We have also applied for or registered in Macau and other jurisdictions certain other trademarks and service marks used in connection with the operations of our hotel casino projects in Macau.

Legal and Administrative Proceedings

We are currently a party to certain legal and administrative proceedings which relate to matters arising out of the ordinary course of our business. Based on the current status of such proceedings and the information currently available, our management does not believe that the outcome of such proceedings will have a material adverse effect on our business, financial condition or results of operations.

Crown Melbourne Limited, the owner of a number of “Crown” trademarks licensed to us, is from time to time involved in legal proceedings regarding “Crown” trademarks used in Macau. We understand that Crown Melbourne Limited will continue to take vigorous measures to protect its trademarks. We believe we have a valid right under our trademark license agreement with Crown Melbourne Limited to use the Crown trademarks in Macau in our hotel casino business.

MANAGEMENT

Directors and Executive Officers

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Name	Age	Position/Title
Clarence Yuk Man Chung	51	Director
Rowen Bruce Craigie	58	Director
Lawrence Yau Lung Ho	37	Chief Executive Officer
Geoffrey Stuart Davis	45	Chief Financial Officer
Stephanie Cheung	51	Company Secretary

Directors

Mr. Clarence Yuk Man Chung is our director. Mr. Chung was appointed as a non-executive director of the Parent on November 21, 2006. Mr. Chung has also been an executive director of Melco since May 2006. He joined Melco in December 2003. Mr. Chung has served as a director of Melco Leisure since 2008. Before joining Melco, he has more than 25 years of experience in the financial industry in various capacities as a chief financial officer, an investment banker and a merger and acquisition specialist. He was named one of the “Asian Gaming 50” for multiple years (including year 2013) by Inside Asian Gaming magazine. Mr. Chung has been the chairman and chief executive officer of Entertainment Gaming Asia Inc., a company listed on the Nasdaq Capital Market, since August 2008 and October 2008, respectively. Mr. Chung has been the chairman and president of Melco Crown (Philippines) Resorts Corporation, a company listed on the Philippine Stock Exchange, since December 2012. Mr. Chung has also been appointed as a director of a number of our subsidiaries incorporated in various different jurisdictions. Mr. Chung obtained a master’s degree in business administration from the Kellogg School of Management at Northwestern University and The Hong Kong University of Science and Technology and is a member of the Hong Kong Institute of Certified Public Accountants and the Institute of Chartered Accountants in England and Wales.

Mr. Rowen Bruce Craigie is our director. Mr. Craigie was appointed as a non-executive director of the Parent on March 8, 2005. Mr. Craigie has also been appointed as a director of our subsidiaries in various different jurisdictions. Mr. Craigie is the chief executive officer and managing director of Crown, an operator of casinos and integrated resorts, having been appointed on its formation in 2007. Mr. Craigie is also a director of Crown Melbourne Limited, a casino and integrated resort operator, having been appointed in January 2001, and Burswood Limited, a casino and integrated resort operator, having been appointed in September 2004. Mr. Craigie previously served as the chief executive officer of PBL Gaming from 2006 to 2007 and as the chief executive officer of Crown Melbourne Limited from 2002 to 2007. Mr. Craigie was a director of Consolidated Media Holdings Limited from January 2002 to April 2009. Mr. Craigie joined Crown Melbourne Limited in 1993, was appointed as the executive general manager of its Gaming Machines department in 1996, and was promoted to chief operating officer in 2000. Prior to joining Crown Melbourne Limited, Mr. Craigie was the group general manager for gaming at the TAB in Victoria from 1990 to 1993, and held senior economic policy positions in Treasury and the Department of Industry in Victoria from 1984 to 1990. He obtained a bachelor of economics (honors) degree from Monash University, Melbourne, Australia in 1976.

Executive Officers

Mr. Lawrence Yau Lung Ho is our chief executive officer. He was appointed as an executive director of the Parent on December 20, 2004 and has served as a co-chairman and chief executive officer of the Parent since December 2004. Since November 2001, Mr. Ho has also served as the managing director and, since March 2006, the chairman and chief executive officer of Melco. Mr. Ho has also been appointed as the chairman and non-executive director of Summit Ascent Holdings Limited, a company listed on the Main Board of the HKSE, since July 10, 2013. As a Member of the National Committee of the Chinese People’s Political Consultative Conference, Mr. Ho also serves on numerous boards and committees of privately held companies in Hong Kong, Macau and mainland China. He is a Member of the Board of Directors, Member of the Executive Committee, and a Vice Patron of The Community Chest of Hong Kong; Member of Science and Technology Council of the Macau SAR Government; Member of All China Youth Federation; Member of Macau Basic Law Promotional Association; Chairman of Macau International Volunteers Association; Board of Governors of The Canadian Chamber of Commerce in Hong Kong; Honorary Lifetime Director of the Chinese General Chamber of Commerce, Hong Kong; Honorary Patron of The Canadian Chamber of Commerce in Macao; Honorary President of Association of Property Agents and Real Estate Developers of Macau and Director Executive of the Macao Chamber of Commerce. In recognition of Mr. Ho’s excellent directorship and entrepreneurial spirit, Institutional Investor honored him as the “Best CEO” in 2005. He was also granted the “5th China Enterprise Award for Creative Businessmen” by the China Marketing Association and China Enterprise News, “Leader of Tomorrow” by Hong Kong Tatler and the “Directors of the Year Award” by the Hong Kong Institute of Directors in 2005. As a socially responsible young entrepreneur in Hong Kong, Mr. Ho was elected as one of the “Ten Outstanding Young Persons Selection 2006”, organized by the Junior Chamber International Hong Kong. In 2007, he was elected as a finalist in the “Best Chairman” category in the “Stevie International Business Awards” and one of the “100 Most Influential People across Asia Pacific” by Asiamoney magazine. In 2008, he was granted the “China Charity Award” by the Ministry of Civil Affairs of the People’s Republic of China. And in 2009, Mr. Ho was selected as one of the “China Top Ten Financial and Intelligent Persons” judged by a panel led by the Beijing Cultural Development Study Institute and Fortune Times, and was named “Young Entrepreneur of the Year” at Hong Kong’s first Asia Pacific Entrepreneurship Awards. Mr. Ho was selected by FinanceAsia as one of the “Best CEOs in Hong Kong” for four consecutive years, from 2009 to 2012. He was also awarded “Asia’s Best CEO” at the Asian Excellence Awards by Corporate Governance Asia magazine for the second time in 2013, and was honored as one of the recipients of the Asian Corporate Director Recognition Awards in 2012 and 2013. Mr. Ho graduated with a bachelor of arts degree in commerce from the University of Toronto, Canada in June 1999 and was awarded the Honorary Doctor of Business Administration degree by Edinburgh Napier University, Scotland in July 2009 for his contribution to business, education and the community in Hong Kong, Macau and China.

Mr. Geoffrey Stuart Davis is our chief financial officer. Mr. Davis is also the executive vice president and chief financial officer of the Parent and he was appointed to this role in April 2011. Prior to that, he served as the deputy chief financial officer of the Parent from August 2010 to March 2011 and our senior vice president, corporate finance from 2007, when he joined our Company. Prior to joining us, Mr. Davis was a research analyst for Citigroup Investment Research, where he covered the U.S. gaming industry from 2001 to 2007. From 1996 to 2000, he was the vice president of corporate communications for Park Place Entertainment, the largest gaming company in the world at the time. Park Place was spun off from Hilton Hotels Corporation and subsequently renamed Caesars Entertainment. Mr. Davis has been a CFA charter holder since 2000 and obtained a bachelor of arts from Brown University in 1991.

Ms. Stephanie Cheung is our company secretary. She is also an executive vice president and chief legal officer of the Parent and she was appointed to this current role in December 2008. Prior to that, she held the title of general counsel from November 2006, when she joined the Parent. She has acted as the secretary to the board of directors of the Parent since she joined the Parent. Prior to that, Ms. Cheung was an of counsel at Troutman Sanders from 2004 to 2006 and prior to that she practiced law with various international law firms in Hong Kong, Singapore and Toronto. Ms. Cheung graduated with a bachelor of laws degree from Osgoode Hall Law School in 1986 and a master’s degree in business administration from York University in 1994. Ms. Cheung is admitted as a solicitor in Ontario, Canada, England and Wales, and Hong Kong.

RELATED PARTY TRANSACTIONS

For discussion of significant related party transactions we entered into during the years ended December 31, 2013 and 2012, see note 18 to the consolidated financial statements included elsewhere in this annual report.

DESCRIPTION OF OTHER MATERIAL INDEBTEDNESS

2011 Credit Facilities

Overview

On September 5, 2007, Melco Crown Macau entered into a project facility with certain lenders in the aggregate amount of US$1.75 billion to fund the City of Dreams project (the “City of Dreams Project Facility”), which has been amended from time to time. On June 30, 2011, the City of Dreams Project Facility was amended as the 2011 Credit Facilities pursuant to an amendment agreement dated June 22, 2011 between the facility agent, the security agent, Melco Crown Macau and certain of its subsidiaries specified as guarantors under the City of Dreams Project Facility. The amendment reduced the size of the facilities from US$1.75 billion to US$1.2 billion (equivalent to approximately HK$9.36 billion) and amended the structure whereby the term loan facility under the City of Dreams Project Facility which was originally US$1.5 billion was reduced to HK$6.24 billion (equivalent to approximately US$802.2 million) (subsequently known as the “2011 Term Loan Facility”), and the revolving credit facility under the City of Dreams Project Facility which was originally US$250 million was increased to HK$3.12 billion (equivalent to approximately US$401.1 million) (subsequently known as the “2011 Revolving Credit Facility”). The 2011 Credit Facilities also reduced and removed certain restrictions on our business that were imposed by the original covenants, extended the maturity date and provided for the removal of a former subsidiary from the borrowing group under the City of Dreams Project Facility.

Maturity Date

The final maturity date of the 2011 Credit Facilities is June 30, 2016 or, if earlier, the date of repayment, prepayment or cancellation in full of the 2011 Credit Facilities.

Drawdowns / Repayment

As of December 31, 2012, the 2011 Term Loan Facility has been fully drawn down and HK$1.65 billion (equivalent to approximately US$212.5 million) under the 2011 Revolving Credit Facility has also been drawn down. During the year ended December 31, 2013, we repaid HK$998.6 million (equivalent to approximately US$128.4 million) under the 2011 Term Loan Facility according to the quarterly amortization schedule which commenced on September 30, 2013 and repaid HK$1.65 billion (equivalent to approximately US$212.5 million) under the 2011 Revolving Credit Facility. As of December 31, 2013, we had total outstanding borrowings of HK$5.24 billion (equivalent to approximately US$673.9 million) under the 2011 Credit Facilities. The entire 2011 Revolving Credit Facility of HK$3.12 billion (equivalent to approximately US$401.1 million) remains available for future drawdown.

The 2011 Revolving Credit Facility is available on a fully revolving basis to the date that is one month prior to the final maturity date of the 2011 Revolving Credit Facility. The rollover of existing revolving loans drawn under the 2011 Credit Facilities is subject to compliance with covenants and satisfaction of conditions precedent. Melco Crown Macau has the right to undertake a program to hedge exposures to interest rate fluctuations under the 2011 Credit Facilities and in certain circumstances, currency fluctuations. The interests of the hedging counterparties under the hedging agreements relating to interest rate and/or currency exposure under the 2011 Credit Facilities are secured on a pari passu basis with the lenders under the 2011 Credit Facilities. Each 2011 Revolving Credit Facility loan will be repaid in full on the last day of an agreed upon interest period ranging from one to six months, or it will be rolled over subject to compliance with covenants and satisfaction of conditions precedent. Melco Crown Macau may make voluntary prepayments in respect of the 2011 Term Loan Facility and the 2011 Revolving Credit Facility, subject to certain conditions, without premium or penalty other than (if not made on an interest payment date) break costs, in minimum amounts of HK$160 million (equivalent to approximately US$20.6 million). Voluntary prepayments under the 2011 Term Loan Facility will be applied to the term loan principal outstanding on the 2011 Credit Facilities and to maturities on a pro-rata basis and amounts prepaid under the 2011 Term Loan Facility will not be available for redrawing. Mandatory prepayments must be made in respect of the following amounts within the Borrowing Group under the 2011 Credit Facilities, including but not limited to: (i) the net proceeds paid in respect of the compulsory transfer, seizure or acquisition by any governmental authority of the assets of any member of the Borrowing Group (subject to certain exceptions); (ii) the net proceeds of certain asset sales, subject to reinvestment rights and certain exceptions, which are in excess of US$15 million; (iii) net termination, claim or settlement proceeds paid under Melco Crown Macau’s subconcession contract or the Borrowing Group’s land concessions (subject to certain exceptions); (iv) insurance proceeds net of expenses to obtain such proceeds under the property insurances relating to the total loss of all or substantially all of the Altira Macau gaming business; and (v) other insurance proceeds net of expenses to obtain such proceeds under any property insurances, subject to reinvestment rights and certain exceptions, which are in excess of US$15 million.

Accounts

The terms of the 2011 Credit Facilities require that, subject to certain exceptions, all of the bank accounts of members of the Borrowing Group are secured in favor of the security agent for the benefit of the lenders and that certain receipts in respect of mandatory prepayments and amounts for reinvestment or excluded from mandatory prepayments are required to be deposited thereto.

Interest and Fees

The HK dollar denominated drawdowns under the 2011 Credit Facilities bear an initial interest rate from June 30, 2011 and continues as of the date of this document of HIBOR plus a margin ranging from 1.75% to 2.75% per annum as adjusted in accordance with the leverage ratio, as discussed below, in respect of the Borrowing Group. We are obligated to pay a commitment fee quarterly in arrears from June 30, 2011 throughout the availability period, which is payable on the daily undrawn amount under the available portion of the 2011 Revolving Credit Facility.

Security

Security for the 2011 Credit Facilities included: a first priority mortgage over all land where Altira Macau and City of Dreams are located, such mortgages also cover all present and any future buildings on, and fixtures to, the relevant land; an assignment of any land use rights under land concession agreements, leases or equivalents; charges over the bank accounts in respect of the Borrowing Group, subject to certain exceptions; assignment of the rights under certain insurance policies; first priority security over the chattels, receivables and other assets of the Borrowing Group which are not subject to any security under any other security documentation; first priority charges over the issued share capital of the Borrowing Group and equipment and tools used in the gaming business by the Borrowing Group; as well as other customary security.

Covenants

The 2011 Credit Facilities also contain certain covenants customary for such financings including, but not limited to: limitations on (i) incurring additional liens; (ii) incurring additional indebtedness (including guarantees); (iii) making certain investments; (iv) paying dividends and other restricted payments; (v) creating any subsidiaries; (vi) selling assets; and (vii) entering into any contracts for the construction or financing of an additional hotel tower in connection with the development of City of Dreams except in accordance with plans approved by the lenders in accordance with the terms of the 2011 Credit Facilities.

The Borrowing Group is required to comply with certain financial ratios and financial covenants each quarter, such as:

•	Leverage, as defined in the 2011 Credit Facilities, which cannot exceed 3.00 to 1.00 for the reporting periods ending September 30, 2011, December 31, 2011, March 31, 2012, June 30, 2012, September 30, 2012, December 31, 2012, March 31, 2013 and June 30, 2013 and cannot exceed 2.50 to 1.00 for the reporting periods ending September 30, 2013 onwards;

•	Total Leverage, as defined in the 2011 Credit Facilities, which cannot exceed 4.50 to 1.00 for the reporting periods ending September 30, 2011, December 31, 2011, March 31, 2012, June 30, 2012, September 30, 2012, December 31, 2012, March 31, 2013 and June 30, 2013 and cannot exceed 4.00 to 1.00 for the reporting periods ending September 30, 2013 onwards; and

•	Interest Cover, as defined in the 2011 Credit Facilities, which must be greater than or equal to 4.00 to 1.00 for the reporting periods ending September 30, 2011 onwards.

The 2011 Credit Facilities contain restrictions which apply on and from June 30, 2011 on paying dividends to the Company or persons who are not members of the Borrowing Group, unless certain financial tests and conditions are satisfied. Dividends may be paid from (i) excess cash flow as defined in the 2011Credit Facilities generated by the Borrowing Group subject to compliance with the financial covenants under the 2011 Credit Facilities; or (ii) cash held by the Borrowing Group in an amount not exceeding the aggregate cash and cash equivalents investments of the Borrowing Group as at June 30, 2011 subject to a certain amount of cash and cash equivalents being retained for operating purposes and, in either case, there being no event of default continuing or likely to occur under the 2011 Credit Facilities as a result of making such payment.

Events of Default

The 2011 Credit Facilities contain customary events of default including, subject to certain grace periods and exceptions: (i) the failure to make any payment when due; (ii) the breach of financial covenants; (iii) a cross- default triggered by any other event of default in the facility agreements or other documents forming the indebtedness of the borrower and/or guarantors; (iv) the breach of the credit facility documents, Melco Crown Macau’s subconcession contract and land concessions; (v) insolvency or bankruptcy events; (vi) misrepresentations on the part of the borrower and guarantors in statements made in the loan documents delivered to the lenders; and (vii) the imposition of fines in certain circumstances by the relevant governmental authority for the failure to complete the development of City of Dreams by construction of an additional hotel tower in compliance with the terms of the land concession.

Other Financing

We may obtain financing in the form of, among other things, equity or debt, including additional bank loans or high yield, mezzanine or other debt, or rely on our operating cash flow to fund the development of our projects.

MCE FINANCE LIMITED

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

Pages

Independent Auditors’ Report	F-2

Consolidated Balance Sheets as of December 31, 2013 and 2012	F-3 – F-4

Consolidated Statements of Operations for the years ended December 31, 2013 and 2012	F-5

Consolidated Statements of Shareholder’s Equity for the years ended December 31, 2013 and 2012	F-6

Consolidated Statements of Cash Flows for the years ended December 31, 2013 and 2012	F-7 – F-8

Notes to Consolidated Financial Statements for the years ended December 31, 2013 and 2012	F-9 – F-37

INDEPENDENT AUDITORS’ REPORT

To the Shareholder and the Board of Directors of MCE Finance Limited:

We have audited the accompanying consolidated financial statements of MCE Finance Limited and its subsidiaries (the “Company”), which comprise the consolidated balance sheets as of December 31, 2013 and 2012, and the related consolidated statements of operations, shareholder’s equity and cash flows for the years then ended, and the related notes to the consolidated financial statements.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of MCE Finance Limited and its subsidiaries as of December 31, 2013 and 2012, and the results of their operations and their cash flows for the years then ended, in accordance with accounting principles generally accepted in the United States of America.

/s/ Deloitte Touche Tohmatsu
Certified Public Accountants
Hong Kong
April 30, 2014

MCE FINANCE LIMITED

CONSOLIDATED BALANCE SHEETS

(In thousands of U.S. dollars, except share and per share data)

	December 31,
	2013	2012
ASSETS

CURRENT ASSETS
Cash and cash equivalents	$1,164,682	$1,516,952
Bank deposits with original maturity over three months	587,094	—
Accounts receivable, net (Note 3)	287,880	320,929
Amounts due from affiliated companies (Note 18(b))	273,018	263,123
Inventories	18,169	16,576
Prepaid expenses and other current assets	46,092	32,465

Total current assets	2,376,935	2,150,045

PROPERTY AND EQUIPMENT, NET (Note 4)	2,205,257	2,343,180

GAMING SUBCONCESSION, NET (Note 5)	485,031	542,268

INTANGIBLE ASSETS, NET (Note 6)	4,220	4,220

GOODWILL (Note 6)	81,915	81,915

LONG-TERM PREPAYMENTS, DEPOSITS AND OTHER ASSETS (Note 7)	64,839	65,437

ADVANCE TO SHAREHOLDER (Note 18(d))	109,856	—

DEFERRED FINANCING COSTS	94,785	42,957

LAND USE RIGHTS, NET (Note 8)	396,585	391,419

TOTAL ASSETS	$5,819,423	$5,621,441

LIABILITIES AND SHAREHOLDER’S EQUITY

CURRENT LIABILITIES
Accounts payable	$9,825	$13,745
Accrued expenses and other current liabilities (Note 9)	768,007	692,551
Income tax payable	5,601	5
Current portion of long-term debt (Note 10)	256,717	128,359
Amount due to shareholder (Note 18(d))	19,940	18,864
Amounts due to affiliated companies (Note 18(c))	12,179	13,094

Total current liabilities	1,072,269	866,618

LONG-TERM DEBT (Note 10)	1,417,166	1,480,337

OTHER LONG-TERM LIABILITIES (Note 11)	6,418	5,800

DEFERRED TAX LIABILITIES (Note 14)	16,582	16,498

LAND USE RIGHT PAYABLE (Note 17(c))	11,090	—

ADVANCE FROM SHAREHOLDER (Note 18(d))	—	752,113

COMMITMENTS AND CONTINGENCIES (Note 17)

MCE FINANCE LIMITED

CONSOLIDATED BALANCE SHEETS - continued

(In thousands of U.S. dollars, except share and per share data)

	December 31,
	2013	2012
SHAREHOLDER’S EQUITY
Ordinary shares at US$0.01 par value per share (Authorized - 5,000,000 shares and issued - 1,202 shares as of December 31, 2013and 2012 (Note 13))	$—	$—
Additional paid-in capital	2,261,725	2,261,725
Accumulated other comprehensive income	2,635	2,635
Retained earnings	1,031,538	235,715

Total shareholder’s equity	3,295,898	2,500,075

TOTAL LIABILITIES AND EQUITY	$5,819,423	$5,621,441

The accompanying notes are an integral part of the consolidated financial statements.

MCE FINANCE LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands of U.S. dollars)

	Year Ended December 31,
	2013	2012
OPERATING REVENUES
Casino	$4,941,487	$3,934,761
Rooms	128,866	119,512
Food and beverage	80,761	74,378
Entertainment, retail and others	119,256	104,629

Gross revenues	5,270,370	4,233,280
Less: promotional allowances	(164,417)	(137,633)

Net revenues	5,105,953	4,095,647

OPERATING COSTS AND EXPENSES
Casino	(3,452,597)	(2,834,190)
Rooms	(12,511)	(14,697)
Food and beverage	(29,253)	(28,103)
Entertainment, retail and others	(64,212)	(62,816)
General and administrative	(268,099)	(239,533)
Pre-opening costs	(396)	(3,114)
Amortization of gaming subconcession	(57,237)	(57,237)
Amortization of land use rights	(20,739)	(19,653)
Depreciation and amortization	(254,073)	(257,650)
Property charges and others	(6,884)	(8,654)

Total operating costs and expenses	(4,166,001)	(3,525,647)

OPERATING INCOME	939,952	570,000

NON-OPERATING INCOME (EXPENSES)
Interest income	6,269	5,277
Interest expenses, net of capitalized interest	(65,730)	(85,093)
Change in fair value of interest rate swap agreements	—	363
Amortization of deferred financing costs	(15,398)	(9,417)
Loan commitment fees	(2,453)	(1,324)
Foreign exchange (loss) gain, net	(339)	4,936
Loss on extinguishment of debt (Note 10)	(50,256)	—
Costs associated with debt modification (Note 10)	(10,538)	(3,277)

Total non-operating expenses, net	(138,445)	(88,535)

INCOME BEFORE INCOME TAX	801,507	481,465
INCOME TAX (EXPENSE) CREDIT (Note 14)	(5,684)	392

NET INCOME	$795,823	$481,857

The accompanying notes are an integral part of the consolidated financial statements.

MCE FINANCE LIMITED

CONSOLIDATED STATEMENTS OF SHAREHOLDER’S EQUITY

(In thousands of U.S. dollars, except share and per share data)

	Ordinary Shares		Additional Paid-in Capital	Accumulated Other Comprehensive Income	(Accumulated Losses) Retained Earnings	Total Shareholder’s Equity
	Shares	Amount

BALANCE AT JANUARY 1, 2012	1,202	$—	$2,261,725	$2,635	$(246,142)	$2,018,218
Net income for the year	—	—	—	—	481,857	481,857

BALANCE AT DECEMBER 31, 2012	1,202	$—	$2,261,725	$2,635	$235,715	$2,500,075
Net income for the year	—	—	—	—	795,823	795,823

BALANCE AT DECEMBER 31, 2013	1,202	$—	$2,261,725	$2,635	$1,031,538	$3,295,898

The accompanying notes are an integral part of the consolidated financial statements.

MCE FINANCE LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands of U.S. dollars)

	Year Ended December 31,
	2013	2012
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$795,823	$481,857
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	332,049	334,540
Amortization of deferred financing costs	15,398	9,417
Amortization of discount on senior notes payable	71	801
Loss on disposal of property and equipment	2,483	885
Allowance for doubtful debts and direct write off	44,299	28,416
Loss on extinguishment of debt	50,256	—
Written off deferred financing costs on modification of debt	10,538	—
Change in fair value of interest rate swap agreements	—	(363)
Changes in operating assets and liabilities:
Accounts receivable	(15,261)	(42,367)
Amounts due from affiliated companies	(9,961)	(51,376)
Inventories	(1,593)	(1,318)
Prepaid expenses and other current assets	(13,627)	(17,394)
Long-term prepayments, deposits and other assets	317	(441)
Accounts payable	(3,920)	1,722
Accrued expenses and other current liabilities	71,425	161,539
Income tax payable	5,596	5
Amount due to shareholder	1,077	—
Amounts due to affiliated companies	(546)	(35,140)
Other long-term liabilities	618	814
Deferred tax liabilities	84	(402)
Advance from shareholder	(1,577)	—

Net cash provided by operating activities	1,283,549	871,195

CASH FLOWS FROM INVESTING ACTIVITIES
Advance to shareholder	(860,632)	(225,427)
Change in bank deposits with original maturity over three months	(587,094)	—
Payment for acquisition of property and equipment	(95,677)	(91,657)
Payment for land use rights	(19,578)	(18,402)
Deposits for acquisition of property and equipment	(8,213)	(7,708)
Payment for entertainment production costs	(2,064)	(1,788)
Proceeds from sale of property and equipment	343	424

Net cash used in investing activities	(1,572,915)	(344,558)

CASH FLOWS FROM FINANCING ACTIVITIES
Principal payments on long-term debt	(940,846)	—
Payment of deferred financing costs	(122,058)	(15,070)
Proceeds from long-term debt	1,000,000	—
Repayment of advance from shareholder	—	(10,863)
Amount due to shareholder	—	2,215

Net cash used in financing activities	(62,904)	(23,718)

NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(352,270)	502,919

CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	1,516,952	1,014,033

CASH AND CASH EQUIVALENTS AT END OF YEAR	$1,164,682	$1,516,952

MCE FINANCE LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS - continued

(In thousands of U.S. dollars)

	Year Ended December 31,
	2013	2012

SUPPLEMENTAL DISCLOSURES OF CASH FLOWS
Cash paid for interest (net of capitalized interest)	$(55,241)	$(84,482)
Cash paid for tax	$(5)	$(3)

NON-CASH INVESTING AND FINANCING ACTIVITIES
Construction costs and property and equipment funded through accrued expenses and other current liabilities	$20,920	$15,506
Construction costs and property and equipment funded through advance from shareholder and amounts due from/to affiliated companies	$305	$983
Land use rights costs funded through accrued expenses and other current liabilities and land use right payable	$14,608	$—
Entertainment production costs funded through accrued expenses and other current liabilities	$448	$15

The accompanying notes are an integral part of the consolidated financial statements.

MCE FINANCE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of U.S. dollars, except share and per share data)

1.	COMPANY INFORMATION

MCE Finance Limited (the “Company”) was incorporated in the Cayman Islands on June 7, 2006. The Company together with its subsidiaries (collectively referred to as the “Group”) is a developer, owner and, through its indirect subsidiary, Melco Crown (Macau) Limited (formerly known as Melco Crown Gaming (Macau) Limited) (“Melco Crown Macau” together with its remaining subsidiaries collectively hereafter referred to as the “Gaming Group”), an operator of casino gaming and entertainment resort facilities focused on the Macau Special Administrative Region of the People’s Republic of China (“Macau”) market.

The Group currently operates Altira Macau, a casino hotel located at Taipa, Macau, City of Dreams, an integrated urban casino resort located at Cotai, Macau, Taipa Square Casino, a casino located at Taipa, Macau, and Mocha Clubs, non-casino-based operations of electronic gaming machines in Macau.

As of December 31, 2013 and 2012, the Company’s sole shareholder is Melco Crown Entertainment Limited (“MCE”). MCE was incorporated in the Cayman Islands and it completed an initial public offering of its ordinary shares in the United States of America (“U.S.”) in December 2006. MCE’s American depository shares (“ADS”) are traded on the NASDAQ Global Select Market under the symbol “MPEL”. On December 7, 2011, MCE completed a dual primary listing in the Hong Kong Special Administrative Region of the People’s Republic of China (“Hong Kong”) and listed its ordinary shares on the Main Board of The Stock Exchange of Hong Kong Limited by way of introduction, under the stock code of “6883”. As of December 31, 2013 and 2012, the major shareholders of MCE are Melco International Development Limited (“Melco”), a company listed in Hong Kong, and Crown Resorts Limited (formerly known as Crown Limited, or “Crown”), an Australian-listed corporation.

Upon acquisition of Melco Crown Macau in 2006, MCE underwent a group restructuring in order for the Company to become the intermediate holding company of the Gaming Group (the “Transaction”). On June 7, 2006, MCE set up the Company and transferred its interests in MPEL International Limited (“MPEL International”), a wholly-owned subsidiary of MCE, which in turn is the immediate holding company of the Gaming Group, to the Company. The Transaction was completed on June 26, 2006. The consolidated financial statements of the Group have been prepared on the basis that the Company has been the holding company of MPEL International and the Gaming Group since the establishment of MPEL International and the Gaming Group as there is no change in MCE’s control of MPEL International and the Gaming Group before and after the Transaction.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of Presentation and Principles of Consolidation

The consolidated financial statements have been prepared in conformity with accounting principles generally accepted in U.S. (“U.S. GAAP”).

The consolidated financial statements include the accounts of the Company and its subsidiaries. All intercompany accounts and transactions have been eliminated on consolidation.

(b)	Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities, revenues and expenses and related disclosures of contingent assets and liabilities. These estimates and judgements are based on historical information, information that is currently available to the Group and on various other assumptions that the Group believes to be reasonable under the circumstances. Accordingly, actual results could differ from those estimates.

(c)	Fair Value of Financial Instruments

Fair value is defined as the price that would be received to sell the asset or paid to transfer a liability (i.e. the “exit price”) in an orderly transaction between market participants at the measurement date. The Group estimated the fair values using appropriate valuation methodologies and market information available as of the balance sheet date.

MCE FINANCE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(d)	Cash and Cash Equivalents

Cash and cash equivalents consist of cash on hand, demand deposits and highly liquid investments which are unrestricted as to withdrawal and use, and which have maturities of three months or less when purchased.

Cash and cash equivalents are placed with financial institutions with high-credit ratings and quality.

(e)	Accounts Receivable and Credit Risk

Financial instruments that potentially subject the Group to concentrations of credit risk consist principally of casino receivables. The Group issues credit in the form of markers to approved casino customers following investigations of creditworthiness including to its gaming promoters in Macau, which receivable can be offset against commissions payable and any other value items held by the Group to the respective customer and for which the Group intends to set-off when required. As of December 31, 2013 and 2012, a substantial portion of the Group’s markers were due from customers residing in foreign countries. Business or economic conditions, the legal enforceability of gaming debts, or other significant events in foreign countries could affect the collectability of receivables from customers and gaming promoters residing in these countries.

Accounts receivable, including casino, hotel and other receivables, are typically non-interest bearing and are initially recorded at cost. Accounts are written off when management deems it is probable the receivable is uncollectible. Recoveries of accounts previously written off are recorded when received. An estimated allowance for doubtful debts is maintained to reduce the Group’s receivables to their carrying amounts, which approximates fair value. The allowance is estimated based on specific review of customer accounts as well as management’s experience with collection trends in the casino industry and current economic and business conditions. Management believes that as of December 31, 2013 and 2012, no significant concentrations of credit risk existed for which an allowance had not already been recorded.

(f)	Inventories

Inventories consist of retail merchandise, food and beverage items and certain operating supplies, which are stated at the lower of cost or market value. Cost is calculated using the first-in, first-out, average and specific identification methods. Write downs of potentially obsolete or slow-moving inventory are recorded based on management’s specific analysis of inventory.

(g)	Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. Impairment losses and gains or losses on dispositions of property and equipment are included in operating income. Major additions, renewals and betterments are capitalized, while maintenance and repairs are expensed as incurred.

During the construction and development stage of the Group’s casino gaming and entertainment resort facilities, direct and incremental costs related to the design and construction, including costs under the construction contracts, duties and tariffs, equipment installation, shipping costs, payroll and payroll-benefit related costs, depreciation of plant and equipment used, applicable portions of interest and amortization of deferred financing costs, are capitalized in property and equipment. The capitalization of such costs begins when the construction and development of a project starts and ceases once the construction is substantially completed or development activity is suspended for more than a brief period.

Depreciation and amortization expense related to capitalized construction costs and other property and equipment is recognized from the time each asset is placed in service. This may occur at different stages as casino gaming and entertainment resort facilities are completed and opened.

MCE FINANCE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(g)	Property and Equipment - continued

Property and equipment and other long-lived assets with a finite useful life are depreciated and amortized on a straight-line basis over the asset’s estimated useful life. Estimated useful lives are as follows:

Classification	Estimated Useful Life
Buildings	7 to 25 years or over the term of the land use right agreement, whichever is shorter
Leasehold improvements	3 to 10 years or over the lease term, whichever is shorter
Furniture, fixtures and equipment	2 to 10 years
Motor vehicles	5 years
Plant and gaming machinery	3 to 5 years

(h)	Capitalization of Interest and Amortization of Deferred Financing Costs

Interest and amortization of deferred financing costs incurred on funds used to construct the Group’s casino gaming and entertainment resort facilities during the active construction period are capitalized. Interest subject to capitalization primarily includes interest paid or payable on the Group’s senior secured credit facility (the “City of Dreams Project Facility”) as entered in 2007 which was amended on June 30, 2011 (the “2011 Credit Facilities”) and the Company’s $1,000,000 5% senior notes, due 2021 issued on February 7, 2013 (the “2013 Senior Notes”). The capitalization of interest and amortization of deferred financing costs ceases once a project is substantially completed or development activity is suspended for more than a brief period. The amount to be capitalized is determined by applying the weighted average interest rate of the Group’s outstanding borrowings to the average amount of accumulated capital expenditures for assets under construction during the year and is added to the cost of the underlying assets and amortized over their respective useful lives. Total interest expenses incurred amounted to $67,985 and $85,093, of which $2,255 and nil were capitalized for the years ended December 31, 2013 and 2012, respectively. No amortization of deferred financing costs was capitalized during the years ended December 31, 2013 and 2012.

(i)	Gaming Subconcession, Net

The gaming subconcession is capitalized based on the fair value of the gaming subconcession agreement as of the date of acquisition of Melco Crown Macau in 2006, and amortized using the straight-line method over the term of agreement which is due to expire in June 2022.

(j)	Goodwill and Intangible Assets, Net

Goodwill represents the excess of acquisition cost over the fair value of tangible and identifiable intangible net assets of any business acquired. Goodwill is not amortized, but is tested for impairment at the reporting unit level on an annual basis, and between annual tests when circumstances indicate that the carrying value of goodwill may not be recoverable. An impairment loss is recognized in an amount equal to the excess of the carrying amount over the implied fair value.

Intangible assets other than goodwill are amortized over their useful lives unless their lives are determined to be indefinite in which case they are not amortized. Intangible assets are carried at cost, less accumulated amortization. The Group’s finite-lived intangible asset consists of the gaming subconcession. Finite-lived intangible assets are amortized over the shorter of their contractual terms or estimated useful lives. The Group’s intangible assets with indefinite lives represent Mocha Clubs trademarks, which are tested for impairment on an annual basis or when circumstances indicate that the carrying value of the intangible assets may not be recoverable.

MCE FINANCE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(k)	Impairment of Long-Lived Assets (Other Than Goodwill)

The Group evaluates the recoverability of long-lived assets with finite lives whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized in the amount by which the carrying amount of the asset exceeds its fair value.

(l)	Deferred Financing Costs

Direct and incremental costs incurred in obtaining loans or in connection with the issuance of long-term debt are capitalized and amortized over the terms of the related debt agreements using the effective interest method. Approximately $15,398 and $9,417 were amortized during the years ended December 31, 2013 and 2012, respectively.

(m)	Land Use Rights, Net

Land use rights are recorded at cost less accumulated amortization. Amortization is provided over the estimated lease term of the land on a straight-line basis.

(n)	Revenue Recognition and Promotional Allowances

The Group recognizes revenue at the time persuasive evidence of an arrangement exists, the service is provided or the retail goods are sold, prices are fixed or determinable and collection is reasonably assured.

Casino revenues are measured by the aggregate net difference between gaming wins and losses less accruals for the anticipated payouts of progressive slot jackpots, with liabilities recognized for funds deposited by customers before gaming play occurs and for chips in the customers’ possession.

The Group follows the accounting standards for reporting revenue gross as a principal versus net as an agent, when accounting for operations of Taipa Square Casino and Grand Hyatt Macau hotel. For the operations of Taipa Square Casino, given the Group operates the casino under a right to use agreement with the owner of the casino premises and has full responsibility for the casino operations in accordance with its gaming subconcession, it is the principal and casino revenue is therefore recognized on a gross basis. For the operations of Grand Hyatt Macau hotel, the Group is the owner of the hotel property, and the hotel manager operates the hotel under a management agreement providing management services to the Group, and the Group receives all rewards and takes substantial risks associated with the hotel business, it is the principal and the transactions of the hotel are therefore recognized on a gross basis.

Rooms, food and beverage, entertainment, retail and other revenues are recognized when services are performed. Advance deposits on rooms and advance ticket sales are recorded as customer deposits until services are provided to the customer. Minimum operating and right to use fee, adjusted for contractual base fee and operating fee escalations, are included in entertainment, retail and other revenues and are recognized on a straight-line basis over the terms of the related agreement.

Revenues are recognized net of certain sales incentives which are required to be recorded as a reduction of revenue; consequently, the Group’s casino revenues are reduced by discounts, commissions and points earned in customer loyalty programs, such as the player’s club loyalty program.

MCE FINANCE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(n)	Revenue Recognition and Promotional Allowances - continued

The retail value of rooms, food and beverage, entertainment, retail and other services furnished to guests without charge is included in gross revenues and then deducted as promotional allowances. The estimated cost of providing such promotional allowances for the years ended December 31, 2013 and 2012, is reclassified from rooms costs, food and beverage costs, entertainment, retail and other services costs and is included in casino expenses as follows:

	Year Ended December 31,
	2013	2012

Rooms	$19,828	$16,819
Food and beverage	43,699	38,441
Entertainment, retail and others	8,301	7,238

	$71,828	$62,498

(o)	Point-loyalty Programs

The Group operates different loyalty programs in certain of its properties to encourage repeat business from loyal slot machine customers and table games patrons. Members earn points based on gaming activity and such points can be redeemed for free play and other free goods and services. The Group accrues for loyalty program points expected to be redeemed for cash and free play as a reduction to gaming revenue and accrues for loyalty program points expected to be redeemed for free goods and services as casino expense. The accruals are based on management’s estimates and assumptions regarding the redemption value, age and history with expiration of unused points resulting in a reduction of the accruals.

(p)	Gaming Taxes

The Group is subject to taxes based on gross gaming revenue in Macau. These gaming taxes are determined from an assessment of the Group’s gaming revenue and are recorded as an expense within the “Casino” line item in the consolidated statements of operations. These taxes totaled $2,479,958 and $2,024,697 for the years ended December 31, 2013 and 2012, respectively.

(q)	Pre-opening Costs

Pre-opening costs, consist primarily of marketing expenses and other expenses related to new or start-up operations and are expensed as incurred. The Group incurred pre-opening costs in connection with certain one-off activities related to the marketing of new facilities and operations.

(r)	Advertising Expenses

The Group expenses all advertising costs as incurred. Advertising costs incurred during development periods are included in pre-opening costs. Once a project is completed, advertising costs are mainly included in general and administrative expenses. Total advertising costs were $32,533 and $34,417 for the years ended December 31, 2013 and 2012, respectively.

MCE FINANCE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(s)	Foreign Currency Transactions and Translations

All transactions in currencies other than functional currencies of the Company during the year are remeasured at the exchange rates prevailing on the respective transaction dates. Monetary assets and liabilities existing at the balance sheet date denominated in currencies other than functional currencies are remeasured at the exchange rates existing on that date. Exchange differences are recorded in the consolidated statements of operations.

The functional currencies of the Company and its major subsidiaries are the United States dollar (“$” or “US$”), the Hong Kong dollar (“HK$”) or the Macau Pataca (“MOP”), respectively. All assets and liabilities are translated at the rates of exchange prevailing at the balance sheet date and all income and expense items are translated at the average rates of exchange over the year. All exchange differences arising from the translation of subsidiaries’ financial statements are recorded as a component of comprehensive income.

(t)	Income Tax

The Group is subject to income taxes in Macau where it operates. Additionally, one of the Company’s subsidiaries incorporated in U.S. was subject to income tax in U.S. until it was dissolved in May 2012.

Deferred income taxes are recognized for all significant temporary differences between the tax basis of assets and liabilities and their reported amounts in the consolidated financial statements. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. The components of the deferred tax assets and liabilities are individually classified as current and non-current based on the characteristics of the underlying assets and liabilities. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities.

The Group’s income tax returns are subject to examination by tax authorities in the jurisdictions where it operates. The Group assesses potentially unfavorable outcomes of such examinations based on accounting standards for uncertain income taxes. These accounting standards utilize a two-step approach to recognizing and measuring uncertain tax positions. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount which is more than 50% likely, based solely on the technical merits, of being sustained on examinations.

(u)	Accounting for Derivative Instruments and Hedging Activities

The Group uses derivative financial instruments such as floating-for-fixed interest rate swap agreements to manage its risks associated with interest rate fluctuations in accordance with lenders’ requirements under the City of Dreams Project Facility. The Group accounts for derivative financial instruments in accordance with applicable accounting standards. All derivative instruments are recognized in the consolidated financial statements at fair value at the balance sheet date. Any changes in fair value are recorded in the consolidated statements of operations or accumulated other comprehensive income, depending on whether the derivative is designated and qualifies for hedge accounting, the type of hedge transaction and the effectiveness of the hedge. The estimated fair values of interest rate swap agreements are based on a standard valuation model that projects future cash flows and discounts those future cash flows to a present value using market-based observable inputs such as interest rate yields.

All outstanding interest rate swap agreements expired during the year ended December 31, 2012. Further information on the Group’s interest rate swap agreements are included in Note 10.

MCE FINANCE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(v)	Accumulated Other Comprehensive Income

As of December 31, 2013 and 2012, the Group’s accumulated other comprehensive income consisted solely of foreign currency translation adjustments.

(w)	Recent Changes in Accounting Standards

Newly Adopted Accounting Pronouncement:

In July 2012, the Financial Accounting Standards Board (“FASB”) issued amended accounting guidance to simplify testing indefinite-lived intangible assets, other than goodwill, for impairment. The amended guidance allows companies to perform a qualitative assessment to determine whether further impairment testing of indefinite-lived intangible assets is necessary. An entity is not required to calculate the fair value of an indefinite-lived intangible asset and perform the quantitative impairment test unless the entity determines that it is “more-likely-than-not” that the asset is impaired. The adoption of this amended standard was effective for the Group as of January 1, 2013 and did not have a material impact on the Group’s consolidated financial results or disclosures.

Recent Accounting Pronouncement Not Yet Adopted:

In July 2013, the FASB issued a pronouncement which provides guidance on financial statement presentation of an unrecognized tax benefit when a net operating loss carryforward, a similar tax loss, or a tax credit carryforward exists. The amendments require an entity to present an unrecognized tax benefit, or a portion of an unrecognized tax benefit, in the financial statements as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss, or a tax credit carryforward, except as follows. To the extent a net operating loss carryforward, a similar tax loss, or a tax credit carryforward is not available at the reporting date under the tax law of the applicable jurisdiction to settle any additional income taxes that would result from the disallowance of a tax position or the tax law of the applicable jurisdiction does not require the entity to use, and the entity does not intend to use, the deferred tax asset for such purpose, the unrecognized tax benefit should be presented in the financial statements as a liability and should not be combined with deferred tax assets. The amendments are effective for interim and fiscal years beginning after December 15, 2013, with early adoption permitted. The amendments should be applied prospectively to all unrecognized tax benefits that exist at the effective date. Retrospective application is permitted. The adoption of this amended guidance is not expected to have a material impact on the Group’s consolidated financial results or disclosures.

MCE FINANCE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

3.	ACCOUNTS RECEIVABLE, NET

Components of accounts receivable, net are as follows:

	December 31,
	2013	2012

Casino	$423,963	$426,796
Hotel	1,353	2,390
Other	5,898	5,007

Sub-total	$431,214	$434,193
Less: allowance for doubtful debts	(143,334)	(113,264)

	$287,880	$320,929

During the years ended December 31, 2013 and 2012, the Group has provided allowance for doubtful debts of $43,750 and $26,566 and has directly written off accounts receivable of $549 and $1,850, respectively.

Movement of allowance for doubtful debts is as follows:

	Year Ended December 31,
	2013	2012

At beginning of year	$113,264	$86,775
Additional allowance, net of recoveries	43,750	26,566
Reclassified to long-term receivables, net	(13,680)	(77)

At end of year	$143,334	$113,264

4.	PROPERTY AND EQUIPMENT, NET

	December 31,
	2013	2012
Cost
Buildings	$2,428,325	$2,428,325
Furniture, fixtures and equipment	437,659	425,217
Leasehold improvements	259,382	231,527
Plant and gaming machinery	162,763	153,660
Motor vehicles	9,734	7,629
Construction in progress	89,188	59,364

Sub-total	$3,387,051	$3,305,722
Less: accumulated depreciation	(1,181,794)	(962,542)

Property and equipment, net	$2,205,257	$2,343,180

As of December 31, 2013 and 2012, construction in progress in relation to City of Dreams included interest paid or payable on advance from shareholder, the City of Dreams Project Facility, interest rate swap agreements, the 2011 Credit Facilities and the land premium payable for the land use right, amortization of deferred financing costs and other direct incidental costs capitalized (representing insurance, salaries and wages and certain other professional charges incurred) which amounted to $11,734 and $7,551, respectively.

MCE FINANCE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

5.	GAMING SUBCONCESSION, NET

	December 31,
	2013	2012

Deemed cost	$900,000	$900,000
Less: accumulated amortization	(414,969)	(357,732)

Gaming subconcession, net	$485,031	$542,268

The deemed cost was determined based on the estimated fair value of the gaming subconcession contributed by a shareholder of MCE in 2006. The gaming subconcession is amortized on a straight-line basis over the term of the gaming subconcession agreement which expires in June 2022. The Group expects that amortization of the gaming subconcession will be approximately $57,237 each year from 2014 through 2021, and approximately $27,135 in 2022.

6.	GOODWILL AND INTANGIBLE ASSETS, NET

Goodwill relating to Mocha Clubs and other intangible assets with indefinite useful lives, representing trademarks of Mocha Clubs, are not amortized.

To assess potential impairment of goodwill, the Group performs an assessment of the carrying value of the reporting units at least on an annual basis or when events occur or circumstances change that would more likely than not reduce the estimated fair value of those reporting units below their carrying value. If the carrying value of a reporting unit exceeds its fair value, the Group would perform the second step in its assessment process and record an impairment loss to earnings to the extent the carrying amount of the reporting unit’s goodwill exceeds its implied fair value. The Group estimates the fair value of those reporting units through internal analysis and external valuations, which utilize income and market valuation approaches through the application of capitalized earnings, discounted cash flow and market comparable methods. These valuation techniques are based on a number of estimates and assumptions, including the projected future operating results of the reporting unit, discount rates, long-term growth rates and market comparable.

Trademarks of Mocha Clubs are tested for impairment at least annually or when events occur or circumstances change that would more likely than not reduce the estimated fair value of trademarks below its carrying value using the relief-from-royalty method. Under this method, the Group estimates the fair value of the trademarks through internal and external valuations, mainly based on the incremental after-tax cash flow representing the royalties that the Group is relieved from paying given it is the owner of the trademarks. These valuation techniques are based on a number of estimates and assumptions, including the projected future revenues of the trademarks calculated using an appropriate royalty rate, discount rate and long-term growth rates.

The Group has performed annual tests for impairment of goodwill and trademarks in accordance with the accounting standards regarding goodwill and other intangible assets. No impairment loss has been recognized during the years ended December 31, 2013 and 2012.

MCE FINANCE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

7.	LONG-TERM PREPAYMENTS, DEPOSITS AND OTHER ASSETS

Long-term prepayments, deposits and other assets consisted of the following:

	December 31,
	2013	2012

Entertainment production costs	$72,853	$70,356
Less: accumulated amortization	(26,416)	(16,603)

Entertainment production costs, net	$46,437	$53,753
Deposits and other	12,152	9,301
Long-term receivables, net	6,250	2,383

Long-term prepayments, deposits and other assets	$64,839	$65,437

Entertainment production costs represent amounts incurred and capitalized for entertainment shows in City of Dreams. The Group amortized the entertainment production costs over 10 years or the respective useful life of the entertainment show, whichever is shorter.

Long-term receivables, net, represent casino receivables from casino customers where settlement is not expected within the next year. Aging of such balances are all over 90 days and include allowance for doubtful debts of $20,321 and $6,641 as of December 31, 2013 and 2012, respectively. During the year ended December 31, 2013, long-term receivables of $868 and allowance for doubtful debts of $868 were reclassified to current; and current accounts receivable of $18,559 and allowance for doubtful debts of $14,548 were reclassified to non-current. Reclassifications to current accounts receivable, net, are made when conditions support that it is probable for settlement of such balances to occur within one year.

8.	LAND USE RIGHTS, NET

	December 31,
	2013	2012

Altira Macau (“Taipa Land”)	$146,434	$143,985
City of Dreams (“Cotai Land”)	399,578	376,122

	$546,012	$520,107
Less: accumulated amortization	(149,427)	(128,688)

Land use rights, net	$396,585	$391,419

Land use rights are recorded at cost less accumulated amortization. Amortization is provided over the estimated lease term of the land on a straight-line basis. The expiry dates of the leases of the land use rights of Altira Macau and City of Dreams are March 2031 and August 2033, respectively.

In January 2013, the Group recognized an additional land premium of approximately $2,449 for Taipa Land upon Altira Developments Limited’s (“Altira Developments”), an indirect subsidiary of the Company, acceptance of the initial terms for the revision of the land concession contract issued by the Macau Government further to an amendment request applied by Altira Developments in 2012 for an increase of the total gross floor area, to reflect the construction plans approved by the Macau Government and to enable the final registration of the Taipa Land. In June 2013, the Macau Government issued the final amendment proposal for the revision of the land concession contract for Taipa Land. On July 15, 2013, Altira Developments paid the additional land premium of approximately $2,449 set forth in the final amendment proposal, and accepted the terms of such proposal on July 16, 2013. The land grant amendment process was completed with the publication in the Macau official gazette of such revision on December 18, 2013. Further details on the revised land amendment for Taipa Land is disclosed in Note 17(c).

MCE FINANCE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

8.	LAND USE RIGHTS, NET - continued

In March 2013, the Group recognized an additional land premium of approximately $23,344 for Cotai Land upon Melco Crown (COD) Developments Limited’s (“Melco Crown (COD) Developments”), an indirect subsidiary of the Company and Melco Crown Macau’s acceptance of the land grant amendment proposal for the land concession contract of the Cotai Land, issued by the Macau Government in February 2013 further to an amendment request applied by Melco Crown (COD) Developments in 2011. Such amendment proposal contemplating the development of an additional five-star hotel areas in replacement of the four-star apartment hotel areas currently contemplated in such land grant, and the extension of the development period of the City of Dreams land grant until the date falling four years after publication of the amendment in the Macau official gazette. In October 2013, the Macau Government issued the final amendment proposal for the revision of the land concession contract for Cotai Land. On October 16, 2013, Melco Crown (COD) Developments paid a portion of the additional land premium of approximately $8,736 set forth in the final amendment proposal, and on October 17, 2013, Melco Crown (COD) Developments and Melco Crown Macau accepted the terms of such proposal. The land grant amendment process for Cotai Land was subsequently completed following the publication in the Macau official gazette of such revision on January 29, 2014. Further details on the proposed land amendment for Cotai Land is disclosed in Note 17(c).

9.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

	December 31,
	2013	2012

Construction costs payable	$11,212	$14,973
Customer deposits and ticket sales	80,421	72,141
Gaming tax accruals	238,920	197,577
Interest expenses payable	18,794	8,379
Land use right payable	3,518	8,281
Operating expense and other accruals and liabilities	122,322	88,509
Other gaming related accruals	29,157	24,524
Outstanding gaming chips and tokens	263,663	278,167

	$768,007	$692,551

10.	LONG-TERM DEBT

Long-term debt consisted of the following:

	December 31,
	2013	2012

2013 Senior Notes	$1,000,000	$—
2011 Credit Facilities	673,883	1,014,729
2010 Senior Notes (1)	—	593,967

	$1,673,883	$1,608,696
Current portion of long-term debt	(256,717)	(128,359)

	$1,417,166	$1,480,337

Note

(1)	Net of unamortized issue discount for the 2010 Senior Notes of approximately $6,033 as of December 31, 2012.

MCE FINANCE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

10.	LONG-TERM DEBT - continued

2011 Credit Facilities

On June 30, 2011, the 2011 Credit Facilities became effective pursuant to an amendment agreement entered into by, among others, Melco Crown Macau (the “Borrower”) and certain lenders under the City of Dreams Project Facility on June 22, 2011. The City of Dreams Project Facility, which was entered on September 5, 2007 and was subsequently amended in May 2010, in an aggregate amount of $1,750,000 to fund the City of Dreams project. The City of Dreams Project Facility consisted of a $1,500,000 term loan facility (the “Term Loan Facility”) and a $250,000 revolving credit facility (the “Revolving Credit Facility”).

The 2011 Credit Facilities, which was subsequently amended from time to time, among other things: (i) reduced the Term Loan Facility to HK$6,241,440,000 (equivalent to $802,241) (the “2011 Term Loan Facility”) and increased the Revolving Credit Facility to HK$3,120,720,000 (equivalent to $401,121) (the “2011 Revolving Credit Facility”), both of which are denominated in Hong Kong dollars; (ii) introduced new lenders and remove certain lenders originally under the City of Dreams Project Facility; (iii) extended the repayment maturity date; (iv) reduced and removed certain restrictions imposed by the covenants in the City of Dreams Project Facility; and (v) removed MPEL (Delaware) LLC, a wholly-owned subsidiary of the Borrower which was subsequently dissolved on May 31, 2012, from the borrowing group, which included the Borrower and certain of its affiliates and subsidiaries as defined under the City of Dreams Project Facility (the “2011 Borrowing Group”).

The final maturity date of the 2011 Credit Facilities is June 30, 2016. The 2011 Term Loan Facility is repayable in quarterly instalments according to an amortization schedule which commenced on September 30, 2013. Each loan made under the 2011 Revolving Credit Facility is repayable in full on the last day of an agreed upon interest period in respect of the loan, generally ranging from one to six months, or rolling over subject to compliance with certain covenants and satisfaction of conditions precedent. The Borrower may make voluntary prepayments in respect of the 2011 Credit Facilities in a minimum amount of HK$160,000,000 (equivalent to $20,566), plus the amount of any applicable break costs. The Borrower is also subject to mandatory prepayment requirements in respect of various amounts within the 2011 Borrowing Group, including but not limited to: (i) the net proceeds received by any member of the 2011 Borrowing Group in respect of the compulsory transfer, seizure or acquisition by any governmental authority of the assets of any member of the 2011 Borrowing Group (subject to certain exceptions); (ii) the net proceeds of certain asset sales, subject to reinvestment rights and certain exceptions, which are in excess of $15,000; (iii) net termination, claim or settlement proceeds paid under the Borrower’s subconcession or the 2011 Borrowing Group’s land concessions, subject to certain exceptions; (iv) insurance proceeds net of expenses to obtain such proceeds under the property insurances relating to the total loss of all or substantially all of the Altira Macau gaming business; and (v) other insurance proceeds net of expenses to obtain such proceeds under any property insurances, subject to reinvestment rights and certain exceptions, which are in excess of $15,000.

Drawdowns on the 2011 Term Loan Facility were subject to satisfaction of conditions precedent specified in the 2011 Credit Facilities and the 2011 Revolving Credit Facility is to be made available on a fully revolving basis to the date that is one month prior to the 2011 Revolving Credit Facility’s final maturity date.

The indebtedness under the 2011 Credit Facilities is guaranteed by the 2011 Borrowing Group. Security for the 2011 Credit Facilities included: a first priority mortgage over all land where Altira Macau and City of Dreams are located, such mortgages also cover all present and any future buildings on, and fixtures to, the relevant land; an assignment of any land use rights under land concession agreements, leases or equivalents; charges over the bank accounts in respect of the 2011 Borrowing Group, subject to certain exceptions; assignment of the rights under certain insurance policies; first priority security over the chattels, receivables and other assets of the 2011 Borrowing Group which are not subject to any security under any other security documentation; first priority charges over the issued share capital of the 2011 Borrowing Group and equipment and tools used in the gaming business by the 2011 Borrowing Group; as well as other customary security.

MCE FINANCE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

10.	LONG-TERM DEBT - continued

2011 Credit Facilities - continued

The 2011 Credit Facilities contain certain covenants customary for such financings including, but not limited to: limitations on (i) incurring additional liens; (ii) incurring additional indebtedness (including guarantees); (iii) making certain investments; (iv) paying dividends and other restricted payments; (v) creating any subsidiaries; (vi) selling assets; and (vii) entering into any contracts for the construction or financing of an additional hotel tower in connection with the development of City of Dreams except in accordance with plans approved by the lenders in accordance with the terms of the 2011 Credit Facilities. The 2011 Credit Facilities also contain financial covenants including a leverage ratio, total leverage ratio and interest cover ratio. The first test date of the financial covenants was September 30, 2011.

Management believes that the 2011 Borrowing Group was in compliance with all financial covenants of the 2011 Credit Facilities as of December 31, 2013.

There are provisions that limit or prohibit certain payments of dividends and other distributions by the 2011 Borrowing Group to the Company or persons who are not members of the 2011 Borrowing Group (described in further detail in Note 16). As of December 31, 2013 and 2012, the net assets of the 2011 Borrowing Group of approximately $3,220,000 and $2,382,000, respectively, were restricted from being distributed under the terms of the 2011 Credit Facilities.

Borrowings under the 2011 Credit Facilities bear interest at Hong Kong Interbank Offered Rate (“HIBOR”) plus a margin ranging from 1.75% to 2.75% per annum as adjusted in accordance with the leverage ratio in respect of the 2011 Borrowing Group. The Borrower may select an interest period for borrowings under the 2011 Credit Facilities of one, two, three or six months or any other agreed period. The Borrower is obligated to pay a commitment fee quarterly in arrears from June 30, 2011 on the undrawn amount of the 2011 Revolving Credit Facility throughout the availability period. Loan commitment fees on the 2011 Credit Facilities amounting to $2,453 and $1,324 were recognized during the years ended December 31, 2013 and 2012, respectively.

As of December 31, 2012, the 2011 Term Loan Facility has been fully drawn down and HK$1,653,154,570 (equivalent to $212,488) under the 2011 Revolving Credit Facility has also been drawn down. During the year ended December 31, 2013, the Group repaid HK$998,630,400 (equivalent to $128,358) under the 2011 Term Loan Facility according to the quarterly amortization schedule which commenced on September 30, 2013 and repaid HK$1,653,154,570 (equivalent to $212,488) under the 2011 Revolving Credit Facility. As of December 31, 2013, the Group had total outstanding borrowings of HK$5,242,809,600 (equivalent to $673,883) under the 2011 Credit Facilities. The entire 2011 Revolving Credit Facility of HK$3,120,720,000 (equivalent to $401,121) remains available for future drawdown.

In connection with the borrowings under the City of Dreams Project Facility, the Borrower entered into certain floating-for-fixed interest rate swap agreements during the year 2008 and 2009 to limit its exposure to interest rate risk. All these agreements expired during the year 2011 and 2012. Under the interest rate swap agreements, Melco Crown Macau paid a fixed interest rate ranging from 1.96% to 4.74% per annum of the notional amount, and received variable interest which was based on the applicable HIBOR for each of the payment dates. Before the amendment of the City of Dreams Project Facility on June 30, 2011, these interest rate swap agreements were expected to remain highly effective in fixing the interest rate and qualify for cash flow hedge accounting. Immediately after the amendment of the City of Dreams Project Facility on June 30, 2011, the interest rate swap agreements no longer qualified for hedge accounting. Subsequent changes in fair value of the interest rate swap agreements was recognized in the consolidated statements of operations during the year ended December 31, 2012.

MCE FINANCE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

10.	LONG-TERM DEBT - continued

2010 Senior Notes

On May 17, 2010, the Company issued and listed the $600,000 10.25% senior notes, due 2018 (“2010 Senior Notes”) on the Official List of Singapore Exchange Securities Trading Limited (“SGX-ST”). The purchase price paid by the initial purchasers was 98.671% of the principal amount. The 2010 Senior Notes were general obligations of the Company, secured by a first-priority pledge of the intercompany note (the “Intercompany Note”) representing the on-lending of the gross proceeds from the issuance of the 2010 Senior Notes by the Company to an indirect subsidiary of the Company to reduce the indebtedness under the City of Dreams Project Facility, ranked equally in right of payment to all existing and future senior indebtedness of the Company and ranked senior in right of payment to any existing and future subordinated indebtedness of the Company. The 2010 Senior Notes were effectively subordinated to all of the Company’s existing and future secured indebtedness to the extent of the value of the assets securing such debt. MCE and MPEL International (together, the “Senior Guarantors”), fully and unconditionally and jointly and severally guaranteed the 2010 Senior Notes on a senior secured basis. Certain other indirect subsidiaries of the Company (the “Subsidiary Group Guarantors”), including Melco Crown Macau (together with the Senior Guarantors, the “2010 Senior Notes Guarantors”), fully and unconditionally and jointly and severally guaranteed the 2010 Senior Notes on a senior subordinated secured basis. The guarantees provided by the Senior Guarantors were general obligations of the Senior Guarantors, ranked equally in right of payment with all existing and future senior indebtedness of the Senior Guarantors and ranked senior in right of payment to any existing and future subordinated indebtedness of the Senior Guarantors. The guarantees provided by the Subsidiary Group Guarantors are general obligations of the Subsidiary Group Guarantors, ranked subordinated in right of payment to indebtedness of such Subsidiary Group Guarantors’ obligations under the designated senior indebtedness described in the related offering memorandum and ranked senior in right of payment to any existing and future subordinated indebtedness of such Subsidiary Group Guarantors. Upon entering of the 2011 Credit Facilities, the guarantees provided under the 2010 Senior Notes were amended with the principal effect being that claims of noteholders under the 2010 Senior Notes against subsidiaries of the Company that are obligors under the 2011 Credit Facilities would rank equally in right of payment with claims of lenders under the 2011 Credit Facilities. The 2010 Senior Notes would have matured on May 15, 2018. Interest on the 2010 Senior Notes was accrued at a rate of 10.25% per annum and was payable semi-annually in arrears on May 15 and November 15 of each year, commenced on November 15, 2010.

The net proceeds from the offering after deducting the original issue discount of approximately $7,974 and underwriting commissions and other expenses of approximately $14,960 was approximately $577,066. The 2010 Senior Notes were reflected net of discount under long-term debt in the consolidated balance sheets. The Group capitalized the underwriting fee and related issuance costs in relation to the 2010 Senior Notes of $14,585 as deferred financing costs.

The Company had the option to redeem all or part of the 2010 Senior Notes at any time prior to May 15, 2014, at a “make-whole” redemption price. Thereafter, the Company had the option to redeem all or a portion of the 2010 Senior Notes at any time at fixed redemption prices that declined ratably over time.

Prior to May 15, 2013, the Company had the option to redeem up to 35% of the 2010 Senior Notes with the net cash proceeds from one or more certain equity offerings at a fixed redemption price. In addition, under certain circumstances and subject to certain exceptions as more fully described in the indenture, the Company also had the option to redeem in whole, but not in part of the 2010 Senior Notes at fixed redemption prices.

The indenture governing the 2010 Senior Notes contained certain covenants that, subject to certain exceptions and conditions, limited the ability of the Company and its restricted subsidiaries to, among other things: (i) incur or guarantee additional indebtedness; (ii) make specified restricted payments; (iii) issue or sell capital stock; (iv) sell assets; (v) create liens; (vi) enter into agreements that restrict the restricted subsidiaries’ ability to pay dividends, transfer assets or make intercompany loans; (vii) enter into transactions with shareholders or affiliates; and (viii) effect a consolidation or merger.

MCE FINANCE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

10.	LONG-TERM DEBT - continued

2010 Senior Notes - continued

There were provisions under the indenture of the 2010 Senior Notes that limited or prohibited certain payments of dividends and other distributions by the Company and its respective restricted subsidiaries to persons who were not the Company or members of the Company respective restricted subsidiaries, subject to certain exceptions and conditions (described in further detail in Note 16). As of December 31, 2012, the net assets of the Company and its respective restricted subsidiaries of approximately $2,500,000 were restricted from being distributed under the terms of the 2010 Senior Notes.

The Company had entered into a registration rights agreement whereby the Company registered the notes to be issued in an exchange offer for the 2010 Senior Notes with the U.S. Securities and Exchange Commission in August 2010 and with further amendments filed in October and November 2010 in connection with the exchange offer, which registration statement was effective on November 12, 2010.

On October 30, 2012, the Company received unrevoked consents from the holders (the “Holders”) of the requisite aggregate principal amount of the 2010 Senior Notes necessary to approve certain proposed amendments to, among other things, allowed the Company to (i) make an additional $400,000 of restricted payments to fund the Studio City project, a cinematically-themed integrated entertainment, retail and gaming resort in Cotai, Macau being developed by affiliated companies of the Group which are 60% held indirectly by MCE and (ii) have the flexibility to transact with, and use any revenues or other payments generated or derived from, certain projects and to provide for certain other technical amendments (the “Proposed Amendments”) to the indenture governing the 2010 Senior Notes and executed a supplemental indenture to give effect to the Proposed Amendments. The Group capitalized the payments to the agent and Holders who had validly delivered a consent to the Proposed Amendments totaling $14,795 as deferred financing costs and expensed the third party fee of $3,277 as a result of the aforementioned debt modification.

On January 28, 2013, the Company made a cash tender offer to repurchase the 2010 Senior Notes at a cash consideration plus accrued interest and also solicited consents to amend the terms of the 2010 Senior Notes to substantially remove the debt incurrence, restricted payment and other restrictive covenants (the “Tender Offer”). Closing of the Tender Offer and consent solicitation were conditioned upon the Company receiving net proceeds from offering of the 2013 Senior Notes (as described below) in an amount sufficient to repurchase the tendered 2010 Senior Notes and related fees and expenses and other general conditions. The Tender Offer expired on February 26, 2013 and $599,135 aggregate principal amount of the 2010 Senior Notes were tendered. On February 27, 2013, the Company elected to redeem the remaining outstanding 2010 Senior Notes in aggregate principal amount of $865 on March 28, 2013, at a price equal to 100% of the principal amount outstanding plus applicable premium as of, and accrued and unpaid interest to March 28, 2013. The accounting for the total redemption costs of $102,497, unamortized deferred financing costs of $23,793 and unamortized issue discount of $5,962 in relation to the 2010 Senior Notes as of the redemption date are disclosed as below under the 2013 Senior Notes.

2013 Senior Notes

On February 7, 2013, the Company issued and listed the 2013 Senior Notes of $1,000,000 and priced at 100% at par on the SGX-ST. The 2013 Senior Notes are general obligations of the Company, rank equally in right of payment to all existing and future senior indebtedness of the Company and rank senior in right of payment to any existing and future subordinated indebtedness of the Company and effectively subordinated to all of the Company’s existing and future secured indebtedness to the extent of the value of the assets securing such debt. Certain subsidiaries of the Company (the “2013 Senior Notes Guarantors”) jointly, severally and unconditionally guarantee the 2013 Senior Notes on a senior basis. The guarantees are joint and several general obligations of the 2013 Senior Notes Guarantors, rank equally in right of payment with all existing and future senior indebtedness of the 2013 Senior Notes Guarantors, and rank senior in right of payment to any existing and future subordinated indebtedness of the 2013 Senior Notes Guarantors. The 2013 Senior Notes mature on February 15, 2021. Interest on the 2013 Senior Notes is accrued at a rate of 5% per annum and is payable semi-annually in arrears on February 15 and August 15 of each year, commenced on August 15, 2013.

MCE FINANCE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

10.	LONG-TERM DEBT - continued

2013 Senior Notes - continued

The net proceeds from the offering of the 2013 Senior Notes, after deducting the underwriting commissions and other expenses of approximately $14,500, was approximately $985,500. The Group used part of the net proceeds from the offering to (i) repurchase in full the 2010 Senior Notes of $600,000 and fund the related redemption costs of the 2010 Senior Notes of $102,497 and (ii) advance funds to MCE for partial repayment of the MCE’s Renminbi 2,300,000,000 3.75% bonds due 2013 on March 11, 2013. As a result, in accordance with the applicable accounting standards, the Group recorded a $50,256 loss on extinguishment of debt in the consolidated statements of operations for the year ended December 31, 2013 which comprised the portion of the redemption costs of $38,949, write off of respective portion of unamortized deferred financing costs of $9,041 and unamortized issue discount of $2,266 related to the 2010 Senior Notes and recorded $10,538 costs associated with debt modification in the consolidated statements of operations for the year ended December 31, 2013 which represented the portion of the underwriting fee and other third party costs incurred in connection with the issuance of the 2013 Senior Notes. The remaining portion of the underwriting fee and other third party costs of $6,523 were capitalized as deferred financing costs.

The Company has the option to redeem all or a portion of the 2013 Senior Notes at any time prior to February 15, 2016, at a “make-whole” redemption price. Thereafter, the Company has the option to redeem all or a portion of the 2013 Senior Notes at any time at fixed redemption prices that decline ratably over time.

The Company has the option to redeem up to 35% of the 2013 Senior Notes with the net cash proceeds from one or more certain equity offerings at a fixed redemption price at any time prior to February 15, 2016. In addition, under certain circumstances and subject to certain exceptions as more fully described in the indenture, the Company also has the option to redeem in whole, but not in part of the 2013 Senior Notes at fixed redemption prices.

The indenture governing the 2013 Senior Notes contains certain covenants that, subject to certain exceptions and conditions, limit the ability of the Company and its restricted subsidiaries to, among other things: (i) incur or guarantee additional indebtedness; (ii) make specified restricted payments; (iii) issue or sell capital stock; (iv) sell assets; (v) create liens; (vi) enter into agreements that restrict the restricted subsidiaries’ ability to pay dividends, transfer assets or make intercompany loans; (vii) enter into transactions with shareholders or affiliates; and (viii) effect a consolidation or merger. As of December 31, 2013, management believes that the Company was in compliance with each of the financial restrictions and requirements.

There are provisions under the indenture of the 2013 Senior Notes that limit or prohibit certain payments of dividends and other distributions by the Company and its respective restricted subsidiaries to persons who are not the Company or members of the Company respective restricted subsidiaries, subject to certain exceptions and conditions (described in further detail in Note 16). As of December 31, 2013, the net assets of the Company and its respective restricted subsidiaries of approximately $3,296,000 were restricted from being distributed under the terms of the 2013 Senior Notes.

Total interest on long-term debt consisted of the following:

	Year Ended December 31,
	2013	2012

Interest for 2013 Senior Notes	$44,998	$—
Interest for 2011 Credit Facilities	16,841	21,849
Interest for 2010 Senior Notes	6,028	61,500
Amortization of discount in connection with issuance of 2010 Senior Notes	71	801

	$67,938	$84,150
Interest capitalized	(2,255)	—

	$65,683	$84,150

During the years ended December 31, 2013 and 2012, the Group’s average borrowing rates were approximately 4.15% and 5.64% per annum, respectively.

MCE FINANCE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

10.	LONG-TERM DEBT - continued

Scheduled maturities of the long-term debt as of December 31, 2013 are as follows:

Year ending December 31,
2014	$256,717
2015	256,717
2016	160,449
2017	—
2018	—
Over 2018	1,000,000

$1,673,883

11.	OTHER LONG-TERM LIABILITIES

	December 31,
	2013	2012

Deferred rent liabilities	$6,231	$5,587
Other deposits received	187	213

	$6,418	$5,800

12.	FAIR VALUE MEASUREMENTS

Authoritative literature provides a fair value hierarchy, which prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The level in the hierarchy within which the fair value measurement in its entirety falls is based upon the lowest level of input that is significant to the fair value measurement as follows:

•	Level 1 – inputs are based upon unadjusted quoted prices for identical instruments traded in active markets.

•	Level 2 – inputs are based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active and model-based valuation techniques for which all significant assumptions are observable in the market or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

•	Level 3 – inputs are generally unobservable and typically reflect management’s estimates of assumptions that market participants would use in pricing the asset or liability. The fair values are therefore determined using model-based techniques that include option pricing models, discounted cash flow models and similar techniques.

The carrying values of cash and cash equivalents and bank deposits with original maturity over three months approximated fair value and represented a level 1 measurement. The carrying values of long-term deposits, long-term receivables and advance to/from shareholder approximated fair value and represented a level 2 measurement. The estimated fair value of long-term debt as of December 31, 2013 and 2012, which included the 2013 Senior Notes, the 2011 Credit Facilities and the 2010 Senior Notes, were approximately $1,638,213 and $1,700,925, respectively, as compared to its carrying values of $1,673,883 and $1,608,696, respectively. Fair value was estimated using quoted market prices and represented a level 1 measurement for the 2013 Senior Notes and the 2010 Senior Notes. Fair value for the 2011 Credit Facilities approximated the carrying value as the instrument carried variable interest rate approximated the market rate and represented a level 2 measurement. Additionally, the carrying value of land use right payable approximated fair value as the instrument carried the fixed interest rate approximated the market rate and represented a level 2 measurement.

As of December 31, 2013, the Group did not have any non-financial assets or liabilities that are recognized or disclosed at fair value in the consolidated financial statements. The Group’s financial assets and liabilities recorded at fair value have been categorized based upon the fair value in accordance with the accounting standards.

MCE FINANCE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

13.	CAPITAL STRUCTURE

The Company was incorporated on June 7, 2006 with authorized shares of 5,000,000 at par value of US$0.01 per share. As of December 31, 2013 and 2012, the Company had 1,202 ordinary shares issued at par value of US$0.01 per share.

14.	INCOME TAX EXPENSE (CREDIT)

The Company and certain subsidiaries are exempt from tax in the Cayman Islands, where they are incorporated. One of the Company’s subsidiaries incorporated in U.S. was subject to income tax in U.S. until it was dissolved in May 2012. The Company’s remaining subsidiaries incorporated or conducting businesses in Macau are subject to Macau Complementary Tax, during the years ended December 31, 2013 and 2012.

Pursuant to the approval notices issued by Macau Government dated June 7, 2007, Melco Crown Macau has been exempted from Macau Complementary Tax on income generated from gaming operations for five years commencing from 2007 to 2011 and will continue to benefit from this exemption for another five years from 2012 to 2016 pursuant to the approval notices issued by Macau Government in April 2011. Melco Crown Macau’s non-gaming profits remain subject to the Macau Complementary Tax and its gaming revenues remain subject to the Macau special gaming tax and other levies in accordance with its gaming subconcession agreement.

The Macau Government has granted to Altira Hotel Limited (“Altira Hotel”), in 2007, and Melco Crown (COD) Hotels Limited (“Melco Crown (COD) Hotels”), in 2011 and 2013, the declaration of utility purpose benefit in respect of Altira Macau, Hard Rock Hotel, Crown Towers hotel and Grand Hyatt Macau hotel, pursuant to which they are entitled to a property tax holiday, for a period of 12 years, on any immovable property that they own or have been granted. Under such tax holiday, they will also be allowed to double the maximum rates applicable regarding depreciation and reintegration for the purposes of assessing the Macau Complementary Tax. The Macau Government has also granted to Altira Hotel and Melco Crown (COD) Hotels a declaration of utility purposes benefit on specific vehicles purchased, pursuant to which they were entitled to a vehicle tax holiday, provided that there is no change in use or disposal of those vehicles within 5 years from the date of purchase. The grant of further vehicle tax holiday is subject to the satisfaction by the Group of certain criteria determined by the Macau Government.

The provision for income tax consisted of:

	Year Ended December 31,
	2013	2012
Income tax provision for current year:
Macau Complementary Tax	$10	$5
Lump sum in lieu of Macau Complementary Tax on dividend	5,590	—

Sub-total	$5,600	$5

Under provision of income tax in prior years:
Macau Complementary Tax	$—	$4
Income tax in U.S.	—	1

Sub-total	$—	$5

Deferred tax charge (credit):
Macau Complementary Tax	$84	$(402)

Total income tax expense (credit)	$5,684	$(392)

MCE FINANCE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

14.	INCOME TAX EXPENSE (CREDIT) - continued

A reconciliation of the income tax expense (credit) to income before income tax per the consolidated statements of operations is as follows:

	Year Ended December 31,
	2013	2012

Income before income tax	$801,507	$481,465
Macau Complementary Tax rate	12%	12%
Income tax expense at Macau Complementary Tax rate	96,181	57,776
Lump sum in lieu of Macau Complementary Tax on dividend	5,590	—
Under provision in prior years	—	5
Effect of expense for which no income tax benefit is receivable	9,932	9,789
Effect of tax holiday granted by Macau Government	(125,702)	(88,491)
Change in valuation allowance	19,683	20,529

	$5,684	$(392)

Macau Complementary Tax has been provided at 12% on the estimated taxable income earned in or derived from Macau during the years ended December 31, 2013 and 2012, if applicable. No provision for income tax in U.S. for the year ended December 31, 2012 was provided as one of the Company’s subsidiaries incorporated in U.S., which was subject to income tax in U.S., was dissolved on May 31, 2012 and the Group recorded the under provision of income tax in U.S. for prior years during the year ended December 31, 2012.

During the year ended December 31, 2013, Melco Crown Macau made an application to the Macau Government for a tax concession arrangement for its shareholders. Pursuant to the proposed terms issued by the Macau Government in December 2013 which was accepted by Melco Crown Macau in January 2014, an annual lump sum amount of MOP22,400,000 (equivalent to $2,795) is payable by Melco Crown Macau to the Macau Government, effective retroactively for each of the years from 2012 through 2016 coinciding with the 5-year extension of the tax exemption as mentioned above, as payments in lieu of Macau Complementary Tax otherwise due by the shareholders of Melco Crown Macau on dividend distributions from gaming profits. Such annual lump sum tax payments are required regardless of whether dividends are actually distributed or whether Melco Crown Macau has distributable profits in the relevant year. The income tax provision for the year 2013 included the annual lump sum dividend withholding tax payments accrued for the years 2012 and 2013.

The effective tax rates for the years ended December 31, 2013 and 2012 were 0.7% and negative rate of 0.1%, respectively. Such rates differ from the statutory Macau Complementary Tax rate of 12% primarily due to the effect of change in valuation allowance and expenses for which no income tax benefit is receivable for the years ended December 31, 2013 and 2012 and the effect of tax holiday granted by the Macau Government as described in the preceding paragraphs during the years ended December 31, 2013 and 2012.

MCE FINANCE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

14.	INCOME TAX EXPENSE (CREDIT) - continued

The deferred tax assets and liabilities as of December 31, 2013 and 2012 consisted of the following:

	December 31,
	2013	2012
Deferred tax assets
Net operating loss carried forwards	$55,369	$61,711
Depreciation and amortization	11,007	—

Sub-total	$66,376	$61,711

Valuation allowance
Current	$(19,406)	$(21,054)
Long-term	(46,970)	(40,657)

Sub-total	$(66,376)	$(61,711)

Total net deferred tax assets	$—	$—

Deferred tax liabilities
Land use rights	$(13,861)	$(14,647)
Intangible assets	(505)	(505)
Unrealized capital allowance	(2,216)	(1,346)

Total deferred tax liabilities	$(16,582)	$(16,498)

As of December 31, 2013 and 2012, valuation allowance of $66,376 and $61,711 were provided, respectively, as management believes that it is more likely than not that these deferred tax assets will not be realized. As of December 31, 2013, adjusted operating tax loss carry forwards, amounting to $161,720, $152,167 and $147,528 will expire in 2014, 2015 and 2016, respectively. Adjusted operating tax loss carried forwards of $171,523 have expired during the year ended December 31, 2013.

Deferred tax, where applicable, is provided under the liability method at the enacted statutory income tax rate of the respective tax jurisdictions, applicable to the respective financial years, on the difference between the consolidated financial statements carrying amounts and income tax base of assets and liabilities.

Aggregate undistributed earnings of the Company’s foreign subsidiaries are available for distribution to the Company of approximately nil and $1,145,000 as at December 31, 2013 and 2012, respectively, are considered to be indefinitely reinvested and the amount as of December 31, 2013 exclude the undistributed earnings of Melco Crown Macau. Accordingly, no provision has been made for the dividend withholding taxes that would be payable upon the distribution of those amounts to the Company. If those earnings were to be distributed or they were determined to be no longer permanently reinvested, the Company would have to record a deferred income tax liability in respect of those undistributed earnings of approximately nil and $137,000 as at December 31, 2013 and 2012, respectively.

An evaluation of the tax positions for recognition was conducted by the Group by determining if the weight of available evidence indicates it is more likely than not that the positions will be sustained on audit, including resolution of related appeals or litigation processes, if any. Uncertain tax benefits associated with the tax positions were measured based solely on the technical merits of being sustained on examinations. The Group concluded that there was no significant uncertain tax position requiring recognition in the consolidated financial statements for the years ended December 31, 2013 and 2012 and there is no material unrecognized tax benefit which would favourably affect the effective income tax rate in future periods. As of December 31, 2013 and 2012, there were no interest and penalties related to uncertain tax positions recognized in the consolidated financial statements. The Group does not anticipate any significant increases or decreases to its liability for unrecognized tax benefit within the next twelve months.

The income tax returns of the Company and its subsidiaries remain open and subject to examination by the tax authorities of Macau and U.S. until the statute of limitations expire in each corresponding jurisdiction. The statute of limitations in Macau and U.S. are 5 years and 3 years, respectively.

MCE FINANCE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

15.	EMPLOYEE BENEFIT PLANS

The Group provides defined contribution plan for its employees in Macau. Certain executive officers of the Group are members of defined contribution plan in Hong Kong operated by MCE. During the years ended December 31, 2013 and 2012, the Group’s contributions into these plans were $7,383 and $4,650, respectively.

16.	DISTRIBUTION OF PROFITS

All subsidiaries incorporated in Macau are required to set aside a minimum of 10% to 25% of the entity’s profit after taxation to the legal reserve until the balance of the legal reserve reaches a level equivalent to 25% to 50% of the entity’s share capital in accordance with the provisions of the Macau Commercial Code. The legal reserve sets aside an amount from the subsidiaries’ statements of operations and is not available for distribution to the shareholders of the subsidiaries. The appropriation of legal reserve is recorded in the subsidiaries’ financial statements in the year in which it is approved by the Board of Directors of the relevant subsidiaries. As of December 31, 2013 and 2012, the balance of the reserve amounted to $31,198 in each of those years.

The 2011 Credit Facilities contain restrictions on paying dividends to the Company or persons who are not members of the 2011 Borrowing Group, unless certain financial tests and conditions are satisfied. Dividends may be paid from (i) excess cash flow as defined in the 2011 Credit Facilities generated by the 2011 Borrowing Group subject to compliance with the financial covenants under the 2011 Credit Facilities; or (ii) cash held by the 2011 Borrowing Group in an amount not exceeding the aggregate cash and cash equivalents investments of the 2011 Borrowing Group as at June 30, 2011 subject to a certain amount of cash and cash equivalents being retained for operating purposes and, in either case, there being no event of default continuing or likely to occur under the 2011 Credit Facilities as a result of making such payment.

The indenture governing the 2013 Senior Notes and the 2010 Senior Notes contain certain covenants that, subject to certain exceptions and conditions, restrict the payment of dividends for the Company and its respective restricted subsidiaries.

During the years ended December 31, 2013 and 2012, the Company did not declare or pay any cash dividends on the ordinary shares. No dividends have been proposed since the end of the reporting period.

On February 28, 2014, Melco Crown Macau’s Board of Directors proposed the final dividend and was subject to the approval from Melco Crown Macau’s shareholders, which was subsequently approved at Melco Crown Macau’s annual general meeting held on March 21, 2014, further details are disclosed in Note 20(b).

17.	COMMITMENTS AND CONTINGENCIES

(a)	Capital Commitments

As of December 31, 2013, the Group had capital commitments contracted for but not provided mainly for the construction of the remaining phase of development project and acquisition of property and equipment for City of Dreams totaling $46,550.

MCE FINANCE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

17.	COMMITMENTS AND CONTINGENCIES - continued

(b)	Lease Commitments and Other Arrangements

Operating Leases - As a Lessee

The Group leases Mocha Clubs sites, office space, warehouses and staff quarters under non-cancellable operating lease agreements that expire at various dates through June 2023. Those lease agreements provide for periodic rental increases based on both contractual agreed incremental rates and on the general inflation rate once agreed by the Group and its lessor and in some cases contingent rental expenses stated as a percentage of turnover. During the years ended December 31, 2013 and 2012, the Group incurred rental expenses amounting to $16,324 and $17,243, respectively which consisted of minimum rental expenses of $12,095 and $13,673 and contingent rental expenses of $4,229 and $3,570, respectively.

As of December 31, 2013, minimum lease payments under all non-cancellable leases were as follows:

Year ending December 31,
2014	$10,771
2015	8,002
2016	5,495
2017	5,101
2018	5,077
Over 2018	19,058

$53,504

As Grantor of Operating and Right To Use Arrangement

The Group entered into non-cancellable operating and right to use agreements mainly for mall spaces in the City of Dreams site with various retailers that expire at various dates through February 2022. Certain of the operating and right to use agreements include minimum base fee and operating fee with escalated contingent fee clauses. During the years ended December 31, 2013 and 2012, the Group received contingent fees amounting to $27,248 and $22,866, respectively.

As of December 31, 2013, minimum future fees to be received under all non-cancellable operating and right to use agreements were as follows:

Year ending December 31,
2014	$10,722
2015	7,068
2016	3,440
2017	170
2018	2

$21,402

The total minimum future fees do not include the escalated contingent fee clauses.

MCE FINANCE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

17.	COMMITMENTS AND CONTINGENCIES - continued

(c)	Other Commitments

Gaming Subconcession

On September 8, 2006, the Macau Government granted a gaming subconcession to Melco Crown Macau to operate the gaming business in Macau. Pursuant to the gaming subconcession agreement, Melco Crown Macau has committed to the following:

i)	To pay the Macau Government a fixed annual premium of $3,744 (MOP30,000,000).

ii)	To pay the Macau Government a variable premium depending on the number and type of gaming tables and gaming machines that the Group operates. The variable premium is calculated as follows:

•	$37 (MOP300,000) per year for each gaming table (subject to a minimum of 100 tables) reserved exclusively for certain kind of games or to certain players;

•	$19 (MOP150,000) per year for each gaming table (subject to a minimum of 100 tables) not reserved exclusively for certain kind of games or to certain players; and

•	$0.1 (MOP1,000) per year for each electrical or mechanical gaming machine, including the slot machine.

iii)	To pay the Macau Government a sum of 1.6% of the gross revenues of the gaming business operations on a monthly basis, that will be made available to a public foundation for the promotion, development and study of social, cultural, economic, educational, scientific, academic and charity activities, to be determined by the Macau Government.

iv)	To pay the Macau Government a sum of 2.4% of the gross revenues of the gaming business operations on a monthly basis, which will be used for urban development, tourist promotion and the social security of Macau.

v)	To pay special gaming tax to the Macau Government of an amount equal to 35% of the gross revenues of the gaming business operations on a monthly basis.

vi)	Melco Crown Macau must maintain two bank guarantees issued by a specific bank with the Macau Government as the beneficiary in a maximum amount of $62,395 (MOP500,000,000) from September 8, 2006 to September 8, 2011 and a maximum amount of $37,437 (MOP300,000,000) from September 8, 2011 until the 180th day after the termination date of the gaming subconcession.

As a result of the bank guarantees given by the bank to the Macau Government as disclosed in Note 17(c)(vi) above, a sum of 1.75% of the guarantee amount will be payable by Melco Crown Macau quarterly to such bank.

Land Concession Contracts

The Company’s subsidiaries have entered into concession contracts for the land on which Altira Macau and City of Dreams properties and the remaining phase of development project for City of Dreams are located. The title to the land lease right is obtained once the related land concession contract is published in the Macau official gazette. The contracts have a term of 25 years, which is renewable for further consecutive periods of 10 years, subject to payment of a special contribution to be defined by the Macau Government, and impose special development conditions. The Company’s land holding subsidiaries are required to i) pay an upfront land premium, which is recognized as land use right in the consolidated balance sheets and a nominal annual government land use fee, which is recognized as general and administrative expense and may be adjusted every five years; and ii) place a guarantee deposit upon acceptance of the land lease terms, which is subject to adjustments from time to time in line with the amounts paid as annual land use fee. During the land concession term, amendments have been sought which have or will result in revisions to the development conditions, land premium and government land use fees.

MCE FINANCE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

17.	COMMITMENTS AND CONTINGENCIES - continued

(c)	Other Commitments - continued

Land Concession Contracts - continued

Altira Macau

On December 18, 2013, the Macau Government published in the Macau official gazette the final amendment for revision of the land concession contract for Taipa Land on which Altira Macau is located. The amendment required an additional land premium of approximately $2,449 which was fully paid by Altira Developments in July 2013 (see Note 8). According to the revised land amendment, the government land use fees were revised from approximately $171 per annum to $186 per annum. As of December 31, 2013, the Group’s total commitment for government land use fees for the Altira Macau site to be paid during the remaining term of the land concession contract which expires in March 2031 was $3,189.

City of Dreams

On October 17, 2013, Melco Crown (COD) Developments and Melco Crown Macau accepted the final amendment proposal issued by the Macau Government for revision of the land concession contract for Cotai Land on which City of Dreams is located (see Note 8). The amendment required an additional land premium of approximately $23,344, with $8,736 paid in October 2013 upon acceptance of the final amendment proposal and the remaining amount of approximately $14,608 will be due in four biannual instalments, accruing with 5% interest per annum, with the first instalment to be paid six months from the date the amended contract was subsequently published in the Macau official gazette on January 29, 2014. As of December 31, 2013 and 2012, the total outstanding balance of the land premium was included in accrued expenses and other current liabilities in an amount of $3,518 and $8,281, and in land use right payable in an amount of $11,090 and nil, respectively. According to the final amendment proposal, the government land use fees will be revised from approximately $1,185 per annum to $1,235 per annum. As of December 31, 2013, the Group’s total commitment for government land use fees for the City of Dreams site to be paid during the remaining term of the land concession contract which expires in August 2033 was $23,985.

(d)	Guarantees

Except as disclosed in Note 10, the Group has made the following significant guarantees as of December 31, 2013:

•	Melco Crown Macau’s promissory note (“Livrança”) of $68,635 (MOP550,000,000) issued to a bank in respect of bank guarantees issued to the Macau Government as disclosed in Note 17(c)(vi) to the consolidated financial statements.

•	On January 28, 2013, Studio City Company Limited, an affiliated company of the Group which is 60% held indirectly by MCE, entered into a senior secured credit facilities with certain lenders with an aggregate amount of HK$10,855,880,000 (equivalent to $1,395,357) (the “Studio City Project Facility”) and consisted of a HK$10,080,460,000 (equivalent to $1,295,689) term loan facility (the “Studio City Term Loan Facility”) and a HK$775,420,000 (equivalent to $99,668) revolving credit facility (the “Studio City Revolving Credit Facility”) to fund the Studio City project. The Studio City Term Loan Facility matures on January 28, 2018 and is subject to quarterly amortization payments commencing on the earlier of (i) the first fiscal quarter end date falling not less than 45 months after January 28, 2013 and (ii) the end of the second full fiscal quarter after the opening date as defined in the Studio City Project Facility of the Studio City project. The Studio City Revolving Credit Facility matures on January 28, 2018 and has no interim amortization. Borrowings under the Studio City Project Facility bear interest at HIBOR plus a range of margin per annum at different period of time and as determined in accordance with the total leverage ratio in respect of the borrowing group as defined under the Studio City Project Facility. Certain accounts of Melco Crown Macau related solely to the operation of the Studio City gaming area are pledged as security for the Studio City Project Facility.

MCE FINANCE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

17.	COMMITMENTS AND CONTINGENCIES - continued

(e)	Litigation

As of December 31, 2013, the Group is currently a party to certain legal proceedings which relate to matters arising out of the ordinary course of its business. Management does not believe that the outcome of such proceedings will have a material effect on the Group’s financial position, results of operations or cash flows.

18.	RELATED PARTY TRANSACTIONS

During the years ended December 31, 2013 and 2012, the Group entered into the following significant related party transactions:

		Year Ended December 31,
Related companies	Nature of transactions	2013	2012

Transactions with affiliated companies
Crown’s subsidiary	Consultancy fee expense	$370	$421
	Purchase of property and equipment	239	351
	Software license fee expense	312	312

Lisboa Holdings Limited(1)	Office rental expense	895	1,157

MCE’s subsidiaries	Management fee capitalized in construction in progress	628	253
	Management fee recognized as expense	75,222	65,523
	Office rental expense	540	540
	Transportation service fee expense	15,232	5,825
	Management fee income	14,802	13,750
	Other service fee income	284	325
	Rooms and food and beverage income	3,158	3,636

Melco and its subsidiaries and associated companies (referred to as “Melco Group”)	Office rental expense	308	586
	Purchase of property and equipment	597	1,479
	Other service fee income	510	345
	Rooms and food and beverage income	49	161

Shun Tak Holdings Limited and its subsidiaries (referred to as “Shun Tak Group”)(1)	Traveling expense(2)	2,962	2,976
	Rooms and food and beverage income	36	77

Sky Shuttle Helicopters Limited (“Sky Shuttle”)(1)	Traveling expense	1,809	1,710

Sociedade de Jogos de Macau S.A. (“SJM”)(1)	Traveling expense(2)	292	155

Sociedade de Turismo e Diversões de Macau, S.A. and its subsidiaries (referred to as “STDM Group”)(1)	Advertising and promotional expenses	49	88
	Office rental expense	1,094	1,094
	Service fee expense	222	217
	Traveling expense(2)	113	32

Transactions with shareholder
MCE	Management fee expense	9,136	9,736
	Management fee income	1,836	522

MCE FINANCE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

18.	RELATED PARTY TRANSACTIONS - continued

Notes

(1)	Companies in which a relative/relatives of Mr. Lawrence Yau Lung Ho, MCE’s Chief Executive Officer, has/have beneficial interests.
(2)	Traveling expenses including ferry and hotel accommodation services within Hong Kong and Macau.

Other Transaction with Related Party

On June 25, 2012, Melco Crown Macau signed a service agreement with MCE Transportation Limited, a subsidiary of MCE, for provision of transportation services. Melco Crown Macau paid an operating deposit of $12,500 to MCE Transportation Limited and the amount was shown as prepaid expenses and other current assets in the consolidated balance sheets.

(a)	Compensation of Key Management Personnel

The remuneration of the Company’s key management was borne by MCE.

(b)	Amounts Due From Affiliated Companies

The outstanding balances arising from operating income and fund received by affiliated companies on behalf of the Group, net off with operating expenses as of December 31, 2013 and 2012 are as follows:

	December 31,
	2013	2012

MCE’s subsidiaries	$272,836	$262,897
Melco Group	179	216
Shun Tak Group	3	10

	$273,018	$263,123

The outstanding balances due from affiliated companies as of December 31, 2013 and 2012 as mentioned above are unsecured, non-interest bearing and repayable on demand.

(c)	Amounts Due To Affiliated Companies

The outstanding balances arising from operating expenses and expenses paid by affiliated companies on behalf of the Group, net off with operating income as of December 31, 2013 and 2012 are as follows:

	December 31,
	2013	2012

MCE’s subsidiaries	$11,496	$12,195
Melco Group	—	370
Shun Tak Group	259	282
SJM	105	34
Sky Shuttle	151	158
STDM Group	168	55

	$12,179	$13,094

The outstanding balances due to affiliated companies as of December 31, 2013 and 2012 as mentioned above are unsecured, non-interest bearing and repayable on demand.

MCE FINANCE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

18.	RELATED PARTY TRANSACTIONS - continued

(d)	Amount Due To/Advance From/To Shareholder

The outstanding balances of amount due to MCE as of December 31, 2013 and 2012 were $19,940 and $18,864, respectively. The balances mainly related to operating expenses paid by MCE on behalf of the Group, and are unsecured, non-interest bearing and repayable on demand.

As of December 31, 2013, the outstanding balance of advance to MCE was $109,856. As of December 31, 2012, the outstanding balance was an advance from MCE of $752,113. The balances as of December 31, 2013 and 2012 mainly related to funds advance via Melco Crown (Macau Peninsula) Developments Limited (“Melco Crown MP Developments”), an excluded subsidiary under the 2011 Credit Facilities, to MCE of $1,142,199 and $281,567 for working capital purposes as of December 31, 2013 and 2012, respectively, net off with funds advance from MCE for construction of City of Dreams. These amounts are unsecured and non-interest bearing. No part of the amounts will be repayable within the next twelve months from the balance sheet date and accordingly, the amounts were shown as non-current assets/liabilities in the consolidated balance sheets.

19.	SEGMENT INFORMATION

The Group is principally engaged in the gaming and hospitality business. The chief operating decision maker monitors its operations and evaluates earnings by reviewing the assets and operations of Mocha Clubs, Altira Macau and City of Dreams. Taipa Square Casino is included within Corporate and Others. During the years ended December 31, 2013 and 2012, all revenues were generated in Macau.

The Group’s segment information for total assets and capital expenditures is as follows:

Total Assets

	December 31,
	2013	2012

Macau:
Mocha Clubs	$158,433	$175,807
Altira Macau	574,355	618,895
City of Dreams	3,221,317	3,255,099

Sub-total	3,954,105	4,049,801

Corporate and Others	1,865,318	1,571,640

Total consolidated assets	$5,819,423	$5,621,441

Capital Expenditures

	Year Ended December 31,
	2013	2012

Macau:
Mocha Clubs	$6,515	$5,951
Altira Macau	5,464	7,107
City of Dreams	96,403	99,424

Sub-total	108,382	112,482

Corporate and Others	777	629

Total capital expenditures	$109,159	$113,111

MCE FINANCE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

19.	SEGMENT INFORMATION - continued

The Group’s segment information on its results of operations is as follows:

	Year Ended December 31,
	2013	2012
NET REVENUES
Macau:
Mocha Clubs	$148,683	$143,260
Altira Macau	1,034,448	967,451
City of Dreams	3,862,450	2,924,762

Sub-total	5,045,581	4,035,473

Corporate and Others	60,372	60,174

Total net revenues	$5,105,953	$4,095,647

ADJUSTED PROPERTY EBITDA(1)
Macau:
Mocha Clubs	$40,225	$36,065
Altira Macau	147,979	155,328
City of Dreams	1,196,114	809,208

Total adjusted property EBITDA	1,384,318	1,000,601

OPERATING COSTS AND EXPENSES
Pre-opening costs	(396)	(3,114)
Amortization of gaming subconcession	(57,237)	(57,237)
Amortization of land use rights	(20,739)	(19,653)
Depreciation and amortization	(254,073)	(257,650)
Property charges and others	(6,884)	(8,654)
Corporate and Others expenses	(105,037)	(84,293)

Total operating costs and expenses	(444,366)	(430,601)

OPERATING INCOME	939,952	570,000

NON-OPERATING INCOME (EXPENSES)
Interest income	6,269	5,277
Interest expenses, net of capitalized interest	(65,730)	(85,093)
Change in fair value of interest rate swap agreements	—	363
Amortization of deferred financing costs	(15,398)	(9,417)
Loan commitment fees	(2,453)	(1,324)
Foreign exchange (loss) gain, net	(339)	4,936
Loss on extinguishment of debt	(50,256)	—
Costs associated with debt modification	(10,538)	(3,277)

Total non-operating expenses, net	(138,445)	(88,535)

INCOME BEFORE INCOME TAX	801,507	481,465
INCOME TAX (EXPENSE) CREDIT	(5,684)	392

NET INCOME	$795,823	$481,857

Note

(1)	“Adjusted property EBITDA” is earnings before interest, taxes, depreciation, amortization, pre-opening costs, property charges and others, Corporate and Others expenses, and other non-operating income and expenses. The chief operating decision maker uses Adjusted property EBITDA to measure the operating performance of Mocha Clubs, Altira Macau and City of Dreams and to compare the operating performance of its properties with those of its competitors.

MCE FINANCE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

19.	SEGMENT INFORMATION - continued

The Group’s geographic information for long-lived assets is as follows:

Long-lived Assets

	December 31,
	2013	2012

Macau	$3,173,008	$3,363,002

Total long-lived assets	$3,173,008	$3,362,002

20.	SUBSEQUENT EVENTS

In preparing the consolidated financial statements, the Group has evaluated events and transactions for potential recognition and disclosure through April 30, 2014, the date the consolidated financial statements were available to be issued.

(a)	On January 29, 2014, the land grant amendment process for Cotai Land was completed with the publication in the Macau official gazette of such proposed amendment.

(b)	On February 28, 2014, Melco Crown Macau’s Board of Directors proposed the final dividend of MOP3,365,628,000 (equivalent to $420,000), with MOP1 to be distributed to the holders of the class A shares of Melco Crown Macau as a group and with the remaining amount of MOP3,365,627,999 (equivalent to $420,000), representing approximately MOP467.45 per class B share of Melco Crown Macau, to be distributed to the holder of the class B shares. The proposed final dividend of Melco Crown Macau is subject to the approval of Melco Crown Macau’s shareholders, which was subsequently approved at Melco Crown Macau’s annual general meeting held on March 21, 2014.

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